Form 10-K405, Exhibit 13
period 1998-12-31
PG&E CORP
filed 1999-03-09
CIK 1004980

                                                                      EXHIBIT 13

                            SELECTED FINANCIAL DATA


(in millions, except per share amounts)             1998        1997        1996        1995        1994
PG&E CORPORATION(1)
-------------------
For the Year
Operating revenues                                 $19,942     $15,400     $ 9,610     $ 9,622     $10,350
Operating income                                     2,007       1,728       1,896       2,763       2,424
Net income                                             719         716         722       1,269         950
Earnings per common share                             1.88        1.75        1.75        2.99        2.21
Dividends declared per common share                   1.20        1.20        1.77        1.96        1.96

At Year-End
Book value per common share                        $ 21.08     $ 21.30     $ 20.73     $ 20.77     $ 20.07
Common stock price per share                         31.50       30.31       21.00       28.38       24.38
Total assets                                        33,234      31,115      26,237      26,871      27,738
Long-term debt (excluding current portions)          7,422       7,659       7,770       8,049       8,676
Rate reduction bonds (excluding current portions)    2,321       2,611          --          --          --
Redeemable preferred stock and securities of
  subsidiaries (excluding current portions)            635         750         694         694         725

PACIFIC GAS AND ELECTRIC COMPANY
--------------------------------
For the Year
Operating revenues                                 $ 8,924     $ 9,495     $ 9,610     $ 9,622     $10,350
Operating income                                     1,876       1,831       1,896       2,763       2,424
Income available for common stock                      702         735         722       1,269         950

At Year-End
Total assets                                       $22,950     $25,147     $26,237     $26,871     $27,738
Long-term debt (excluding current portions)          5,444       6,218       7,770       8,049       8,676
Rate reduction bonds (excluding current portions)    2,321       2,611          --          --          --
Redeemable preferred stock and securities
  (excluding current portions)                         579         694         694         694         725

---------------
(1) PG&E Corporation became the holding company for Pacific Gas and Electric Company on January 1, 1997. The Selected Financial Data of PG&E Corporation and Pacific Gas and Electric Company (the Utility) for the years 1994 through 1996 are identical because they reflect the accounts of the Utility as the predecessor of PG&E Corporation. Matters relating to certain data above are discussed in Management's Discussion and Analysis and in Notes to the Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

 PG&E Corporation is an energy-based holding company headquartered in San Francisco, California. PG&E Corporation's businesses provide energy services throughout North America. PG&E Corporation's Northern and Central California energy utility subsidiary, Pacific Gas and Electric Company (the Utility), provides natural gas and electric service to one of every 20 Americans. PG&E Corporation's four unregulated businesses provide a wide range of energy products and services through its wholesale and retail unregulated business operations.
   PG&E Corporation's wholesale unregulated business operations consist of U.S. Generating Company (USGen) which develops, builds, operates, owns, and manages power generation facilities that serve wholesale and industrial customers; PG&E Gas Transmission (PG&E GT) which operates approximately 9,000 miles of natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest (PG&EGTNW) and Texas (PG&E
GTT); and PG&E Energy Trading (PG&E ET) which purchases and resells energy commodities and related financial instruments in major North American markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.
   PG&E Corporation's retail unregulated business operations consist of PG&E Energy Services (PG&E ES) which provides competitively priced electricity, natural gas, and related services to lower overall energy costs for industrial, commercial, and institutional customers.
   This is a combined annual report of PG&E Corporation and Pacific Gas and Electric Company. It includes separate consolidated financial statements for each entity. The consolidated financial statements of PG&E Corporation reflect the accounts of PG&E Corporation, the Utility, and PG&E Corporation's other wholly owned and controlled subsidiaries. The consolidated financial statements of the Utility reflect the accounts of the Utility and its wholly owned subsidiaries.
   PG&E Corporation was formed in 1997 as the parent holding company for the Utility and the unregulated businesses. Information for 1996 in PG&E Corporation's consolidated financial statements is identical to information in the Utility's consolidated financial statements because they represent the accounts of Utility as the predecessor of PG&E Corporation.
   This combined annual report, including our Letter to Shareholders and this Management's Discussion and Analysis (MD&A), contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on the beliefs and assumptions of management and on information currently available to management. These forward-looking statements are identified by words such as "estimates," "expects," "anticipates," "plans," "believes," and other similar expressions.
   Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:
* the pace and extent of the ongoing restructuring of the electric and gas industries across the United States;
* the outcome of regulatory and legislative proceedings and operational changes related to industry restructuring;
* any changes in the amount the Utility is allowed to collect (recover) from its customers for certain costs which prove to be uneconomic under the new competitive market (called transition costs) in accordance with the Utility's plan for recovering those costs;
* the successful integration and performance of our recently acquired assets;
* our ability to successfully compete outside our traditional regulated markets;
* internal and external Year 2000 software and hardware issues;
* the outcome of ongoing regulatory proceedings, including: the Utility's cost of capital proceeding; the Utility's 1999 general rate case; the Utility's proposal to adopt performance based ratemaking (PBR); the Utility's transmission rate case applications; and the California Public Utilities Commission's (CPUC) regulatory proceedings including its audit of the Utility's affiliate transactions;
* fluctuations in commodity gas and electric prices and our ability to successfully manage such price fluctuations; and
* the pace and extent of competition in the California generation market and its impact on the Utility's costs and resulting collection of transition costs.

   Although the ultimate impacts of the above factors are uncertain, these and other factors may cause future earnings to differ materially from results or outcomes we currently seek or expect. Each of these factors is discussed in greater detail in this MD&A.
   In this MD&A, we first discuss our competitive and regulatory environment. We then discuss earnings and changes in our results of operations for 1998, 1997, and 1996. Finally, we discuss liquidity and financial resources, various uncertainties that could affect future earnings, and our risk management activities. Our MD&A applies to both PG&E Corporation and the Utility. The MD&A should be read in conjunction with the associated consolidated financial statements of both PG&E Corporation and the Utility.

Competitive and Regulatory Environment
This section provides a discussion of the competitive environment in the evolving energy industry, the California transition plans, the New England electricity market, and regulatory matters.

The Competitive Environment in the Evolving Energy Industry
Historically, energy utilities operated as regulated monopolies within specific service territories where they were essentially the sole suppliers of natural gas and electricity services. Under this model, the energy utilities owned and operated all of the businesses necessary to procure, generate, transport, and distribute energy. These services were priced on a combined (bundled) basis, with rates charged by the energy companies designed to include all of the costs of providing these services. Now, energy utilities face intensifying pressures to make competitive those activities that are not natural monopoly services. The most significant of these services are electricity generation and natural gas supply.
   The driving forces behind these competitive pressures are customers who believe they can obtain energy at lower unit prices and competitors who want access to those customers. Regulators and legislators are responding to those customers and competitors by providing more competition in the energy industry. Regulators and legislators are requiring utilities to "unbundle" rates (separate their various energy services and the prices of those services). This allows customers to compare unit prices of the Utility and other pro-viders when selecting their energy service provider.
   In the natural gas industry, Federal Energy Regulatory Commission
(FERC) Order 636 required interstate pipeline companies to divide their services into separate gas commodity sales, transportation, and storage services. Under Order 636, interstate gas pipelines must provide transportation service regardless of whether the customer (typically a local gas distribution company) buys the gas commodity from the pipeline.
   In the electric industry, the Public Utilities Regulatory Policies
Act of 1978 specifically provided that unregulated companies could become wholesale generators of electricity and that utilities were required to purchase and use power generated by these unregulated companies in meeting their customers' needs. The National Energy Policy Act of 1992 was designed to increase competition in the wholesale unregulated generation market by requiring access to electric utility transmission systems by all wholesale unregulated generators, sellers, and buyers of electricity. Now, an increasing number of states throughout the country have either implemented plans or are considering proposals to separate the generation from the transmission and distribution of electricity through some form of electric industry restructuring.
   To date, the states, not the federal government, have taken the initiative on electric industry restructuring at the retail level. While at least five bills mandating deregulation of the electric industry were introduced in the U.S. Congress over the past two years, none have been passed. As a result, the pace, extent, and methods for restructuring the electric industry vary widely throughout the country. For instance, California, Illinois, Pennsylvania, and several New England states have passed electric industry restructuring legislation. Other states are considering restructuring proposals. There are also some states that have passed legislation precluding or significantly slowing down deregulation. Differences in how individual states view electric industry restructuring often relate to the existing unit cost of energy supplies within each state. Generally, states having higher energy unit costs are moving more quickly to deregulate energy supply markets.
   Implementation of our national energy strategy depends, in part, upon the opening of energy markets to provide customer choice of supplier. Undue delays

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

by states or federal legislation to deregulate the electric generation and natural gas supply business could impact the pace of growth of our retail unregulated business operations.

California Transition Plans
The Electric Business:
In 1998, California became one of the first states in the country to implement an electric industry restructuring plan. Today, many Californians may choose to purchase their electricity from (1) investor-owned utilities such as Pacific Gas and Electric Company, or (2) unregulated retail electricity suppliers (for example, marketers, including PG&E Energy Services, brokers, and aggregators). The restructuring plan contemplates that the investor-owned utilities, including the Utility, will continue to provide distribution services to substantially all customers within their service territories, including providing electricity to customers who choose not to be served by another service provider. California electric industry restructuring has two major components: the competitive market framework and the electric transition plan, which are discussed below.

Competitive Market Framework:
To create a competitive generation market, a Power Exchange (PX) and an Independent System Operator (ISO) began operating in 1998. The Utility is required to sell to the PX all of the electricity generated by its power plants and electricity acquired under contract with unregulated generators. Also, the Utility is required to buy from the PX all electricity needed to provide service to retail customers that continue to choose the Utility as their electricity supplier. The ISO schedules delivery of electrici ty for all market participants to the transmission system. The Utility continues to own and maintain a portion of the transmission system, but the ISO controls the operation of the system.
   During 1998, the Utility continued its efforts to develop and implement changes to its business processes and systems, including the customer information and billing system, to accommodate electric industry restructuring. To the extent that the Utility is unable to develop and implement such changes in a successful and timely manner, there could be an adverse impact on the Utility's or PG&E Corporation's future results of operations.

Electric Transition Plan:
Market-based revenues, determined by the market through sales to the PX, may not be sufficient to recover (that is, to collect from customers) all of the Utility's generation costs. To allow California investor-owned utilities the opportunity to recover their transition costs (generation costs that would not be recovered through market-based revenues) and to ensure a smooth transition to a competitive market, the California legislature developed a transition plan in the form of state legislation that was passed in 1996. The transition plan will remain in effect until the earlier of December 31, 2001, or when the Utility has recovered its authorized transition costs as determined by the CPUC, with provisions that certain transition costs can be recovered after the transition period. At the conclusion of the transition period, the Utility will be at risk to recover any of its remaining generation costs through market-based revenues. The transition plan contains three principal elements: (1) an electric rate freeze and rate reduction, (2) the recovery of transition costs, and (3) divestiture of utility-owned generation facilities. Each element is discussed below.

Rate Freeze and Rate Reduction: The first element of the transition plan is an electric rate freeze and an electric rate reduction. In 1997 and 1998, the Utility held rates for its larger customers at 1996 levels, and it will hold their rates at that level until the end of the transition period. On January
1, 1998, the Utility reduced electric rates for its residential and small commercial customers by 10 percent from 1996 levels, and it will hold their rates at that level until the end of the transition period. Collectively, these actions are called a rate freeze.
   To pay for the 10 percent rate reduction, the Utility refinanced $2.9 billion of its transition costs with the proceeds of rate reduction bonds
(see Note 9 of Notes to Consolidated Financial Statements). The bonds allow for the rate reduction by lowering the carrying cost on a portion of the transition costs and by deferring recovery of a portion of these transition costs until after the transition period.

   Transition costs are being recovered from all Utility distribution customers through a nonbypassable charge regardless of the customer's choice of electricity supplier. As the customer charge for transition costs is nonbypassable, the Utility believes that the availability of choice to its customers will not have a material impact on its ability to recover transition costs.
   Revenues from frozen electric rates provide for the recovery of authorized Utility costs, including transmission and distribution service, public purpose programs, and nuclear decommissioning. To the extent the revenues from frozen rates exceed authorized Utility costs, the remaining revenues constitute the competitive transition charge (CTC) which recovers the transition costs. These CTC revenues are subject to seasonal fluctuations in the Utility's sales volumes and certain other factors.

Transition Cost Recovery: Transition costs consist of: (1) above-market sunk costs (sunk costs are costs associated with Utility-owned generation assets that are fixed and unavoidable and currently included in the Utility customers' electric rates) and future costs, such as costs related to plant removal of Utility-owned generation facilities, (2) costs associated with the Utility's long-term contracts to purchase power at above-market prices from qualifying facilities and other power suppliers, and (3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods to be included in rates in subsequent periods.)
   Above-market sunk costs result when the book value of a facility is in excess of its market value. Conversely, below-market sunk costs result when the market value of a facility is in excess of its book value. The total amount of generation facility costs to be included as transition costs will be based on the aggregate of above-market and below-market values. The above-market portion of these costs is eligible for recovery as a transition cost. The below-market portion of these costs will reduce other unrecovered transition costs. A valuation of a Utility-owned generation facility where the market value exceeds the book value could result in a material charge to Utility earnings if the valuation of the facility is determined based upon any method other than a sale of the facility to a third party. This is because any excess of market value over book value would be used to reduce other transition costs.
   The Utility will not be able to determine the exact amount of above-market non-nuclear sunk costs that will be recoverable as transition costs until a market valuation process (appraisal, spin, sale, or other valuation method) is completed for each of its generation facilities. Several of these valuations occurred in 1997 and 1998, when the Utility agreed to sell seven of its electric plants. The market value of these facilities determined by these sales exceeded the book value and will therefore reduce the amount of transition costs to be recovered. In addition, in December 1998, the Utility requested that the CPUC allow it to hire appraisers to set the value of its hydroelectric generation system. (See Generation Divestiture below.) The remainder of the valuation process is expected to be completed by December 31, 2001. Nuclear sunk costs were separately determined through a CPUC proceeding and were subject to a final verification audit. This audit was completed in August 1998, the results of which are currently under review. (See Regulatory Matters below for further details.)
   Costs associated with the Utility's long-term contracts to purchase electric power at above-market prices are included as transition costs. Over the remaining life of these contracts, the Utility estimates that it will purchase 322 million megawatt-hours. To the extent that the individual contract prices are above the market price, the Utility will be able to collect the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract. The contracts expire at various dates through 2028. During 1998, the average price paid per kilowatt-hour (kWh) under the Utility's long-term contracts for electric power was 7.4 cents per kWh. The average cost of electric energy for energy purchased at market rates from the PX for the period from April 1, 1998, to December 31, 1998, was 3.2 cents per kWh.
   Generation-related regulatory assets and obligations (net generation-related regulatory assets) are included as transition costs. These net regulatory assets consist of those created prior to the transition period and those created during the transition period. In 1998, the staff of the Securities and Exchange Commission (SEC) issued interpretive guidance related to assets which are being transitioned to a deregulated environment. The

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

guidance states that an impairment analysis should be performed for such assets and that the impairment analysis should exclude transition cost revenues. The Utility has determined that certain of its generation facilities are considered impaired under the SEC's interpretive guidance. Because the Utility expects to recover the impaired assets as a transition cost, it recorded a regulatory asset for the impaired amounts as required. As a result, in 1998, $3.9 billion was reclassified from property, plant, and equipment to regulatory assets on the Utility's balance sheet. Prior year amounts were also reclassified. The Utility's generation-related regulatory assets total $5.4 billion at December 31, 1998.
   Under the transition plan, most transition costs can be recovered until December 31, 2001. This recovery period is significantly shorter than the recovery period of the generation assets prior to restructuring and is referred to as accelerated recovery. Accordingly, the Utility is amortizing its transition costs, including most generation-related regulatory assets over the transition period. The CPUC believes that the transition plan reduces risks associated with recovery of all the Utility's generation assets, including the Diablo Canyon Nuclear Power Plant (Diablo Canyon) and the hydroelectric facilities. As a result, during the transition period, the Utility is receiving a reduced return on common equity for all of its generation assets, including those generation assets reclassified to regulatory assets. In 1998, the reduced return on common equity was 6.77 percent as compared to an authorized return on common equity of 11.20 percent. The reduced return on common equity related to generation assets will be in effect throughout the transition period.
   Certain transition costs can be included in a nonbypassable charge to distribution customers after the transition period. These costs include: (1) certain employee-related transition costs, (2) above-market payments under existing long-term contracts to purchase power, discussed above, and (3) unrecovered electric industry restructuring implementation costs. In addition, transition costs financed by the issuance of rate reduction bonds are expected to be recovered over the term of the bonds. Further, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge, which will extend until sufficient funds exist to decommission our nuclear facility. During the rate freeze, this charge and the rate reduction bond debt service will not increase the Utility customers' electric rates. Excluding these exceptions, the Utility will write-off any transition costs not recovered during the transition period.
   Under the terms of the transition plan, revenues provided for the recovery of most non-nuclear transition costs are based upon the acceleration of such costs within the transition period. For nuclear transition costs, revenues provided for transition cost recovery are based on: (1) an established incremental cost incentive price per kWh generated by Diablo Canyon to recover certain ongoing costs and capital additions, and (2) the accelerated recovery of the investment in Diablo Canyon from a period ending in 2016 to a five-year period ending December 31, 2001.
   The Utility is amortizing its eligible transition costs, including generation-related regulatory assets, over the transition period in conjunction with the available CTC revenues. Effective January 1, 1998, the Utility started collecting these eligible transition costs through the nonbypassable CTC. During 1998, regulatory assets related to electric utility restructuring decreased by $609 million. This decrease reflects the recovery of eligible transition costs of $486 million through accelerated amortization and $123 million through the gain on the sale of generating plants.
   During the transition period, the CPUC will review the Utility's compliance with the accounting methods used by the Utility to recover transition costs and the amount of transition costs requested for recovery. The CPUC is currently reviewing non-nuclear transition costs amortized during the first six months of 1998. The Utility expects the CPUC to issue decisions regarding this review in the second half of 1999. Transition costs that are disallowed by the CPUC for collection from the Utility customers will be written off.

Generation Divestiture: In 1998, the Utility completed the sale of three fossil-fueled generation plants for $501 million. These three fossil-fueled plants had a combined book value at the time of the sale of $346 million and had a combined capacity of 2,645 megawatts (MW).

   Also in 1998, the Utility agreed to sell three other fossil-fueled generation plants and its complex of geothermal generation facilities. The winning bids total $1,014 million. As of December 31, 1998, these four plants had a combined book value of $523 million and had a combined capacity of 4,289 MW. The sales are subject to the approval of regulatory agencies, including the CPUC, and conditioned upon the transfer of various permits and licenses. The Utility expects to complete the sale of these four plants in 1999.
   The Utility will retain a liability for required environmental remediation related to all of its fossil-fueled and geothermal generation plants of any pre-closing soil or groundwater contamination at the plants it has or will sell. The Utility records its estimated liability for the retained environmental remediation obligation as part of the determination of the gain or loss on the sale of each plant.
   Any net gains from the sale of our Utility-owned generation plants will be used to offset other transition costs. As a result, we do not believe sales of any generation facilities to a third party will have a material impact on our results of operations.
   The Utility is currently evaluating its options related to its remaining non-nuclear generation facilities, primarily the hydroelectric generation system. In May 1998, the Utility notified the CPUC that it does not plan to retain the hydroelectric assets as part of the Utility. In December 1998, the Utility filed with the CPUC its proposed appraisal process for valuing generation assets, primarily the hydroelectric system. The Utility expects to receive a response to this request in 1999.
   At December 31, 1998, the book value of the Utility's net investment in hydroelectric generation assets was $1.4 billion. If the Utility decides to dispose of the hydroelectric generation assets by any method other than a sale of the assets to a third party, a material charge could result to the extent that the market value of the assets exceeds their book value. The market value of the hydroelectric assets is expected to exceed their book value by a material amount.

Financial Impact: The Utility's ability to continue recovering its transition costs will be dependent on several factors including: (1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs ultimately approved for recovery by the CPUC, (3) the market value of the remaining Utility-owned generation facilities, (4) future Utility sales levels, (5) future Utility fuel and operating costs, (6) the extent to which the Utility's authorized revenues to recover distribution costs are increased or decreased (see Regulatory Matters), and (7) the market price of electricity. Given our current evaluation of these factors, we believe that the Utility will recover its transition costs under the terms of the approved transition plan. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

The Gas Business:
Restructuring of the natural gas industry on both the national and the state level has given choices to California utility customers to meet their gas supply needs. The Gas Accord Settlement (Accord), a multi-party settlement approved by the CPUC in 1997, continues the process of restructuring the gas industry in California. The Accord was implemented in 1998, and has four principal elements:
1. The Accord separates or "unbundles" the rates for the Utility's gas transportation system. The Utility now offers transmission, distribution, and storage services as separate and distinct services to its noncore customers. Unbundling gives these customers the opportunity to select from a menu of services offered by the Utility and enables them to pay only for the services that they use. Unbundling also makes access to the transmission system possible for all gas marketers and shippers, as well as noncore end-users. As a result, the Accord makes the Utility's transmission system more accessible to a greater number of customers.
2. The Accord increases the opportunity for the Utility's core customers to select the commodity gas supplier of their choice. Greater customer choice increases competition among suppliers providing gas to core customers and reduces the Utility's role in purchasing gas for such customers. Despite these changes, the Utility continues to purchase gas as a regulated supplier for those who request it, serving a majority of core customers in its service territory.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

3. The Accord changes the way in which the Utility's costs of purchasing gas for core customers through 2002 are regulated. The Accord replaces CPUC reasonableness reviews with the core procurement incentive mechanism (CPIM), a form of incentive ratemaking that provides the Utility a direct financial incentive to procure gas and transportation services at the lowest reasonable costs by comparing all procurement costs to an aggregate market-based benchmark. If costs fall within a range (tolerance band) around the benchmark, costs are considered reasonable and fully recoverable from ratepayers. If procurement costs fall outside the tolerance band, ratepayers and shareholders share savings or costs, respectively. The CPIM results for 1997 and 1998 had an immaterial impact on the Utility's results of operations.
4. The Accord settled various regulatory issues involving the Utility and various other parties. Resolution of these issues did not have a material adverse impact on the Utility's or our financial position or results of operations.

   The Accord also establishes gas transmission rates within California for the period from March 1998 through December 2002 for the Utility's core and noncore customers and eliminates regulatory protection for variations in sales volumes for noncore transmission revenues. As a result, the Utility is at risk for variations between actual and forecasted noncore transmission throughput volumes. However, we do not expect these variations to have a material adverse impact on the Utility's or our financial position or results of operations.
   Rates for gas distribution services will continue to be set by the CPUC and designed to provide the Utility an opportunity to recover its costs of service and include a return on its investment. The regulatory mechanisms for setting gas distribution rates are discussed below under Regulatory Matters.

New England Electricity Market
Three New England states where our unregulated businesses operate electric generation facilities (Massachusetts, New Hampshire, and Rhode Island) were, like California, among the first states in the country to introduce electric industry restructuring. Connecticut also has passed electric industry restructuring legislation. As a result of this restructuring, the wholesale unregulated electricity market in New England features a bid-based market and an independent system operator.
   In September 1998, PG&E Corporation, through its indirect subsidiary USGen New England, Inc., completed the acquisition of a portfolio of electric generation assets and power supply contracts from New England Electric System
(NEES). (See Note 5 of Notes to Consolidated Financial Statements.) The NEES assets include hydroelectric, coal, oil, and natural gas generation facilities with a combined generating capacity of about 4,000 MW.
   Including fuel and other inventories and transaction costs, the financing requirements for this transaction were approximately $1.8 billion, funded through $1.3 billion of USGen debt and a $425 million equity contribution from PG&E Corporation. The net purchase price has been allocated as follows: (1) electric generating assets of $2.3 billion, (2) receivable for support payments of $0.8 billion, and (3) contractual obligations of $1.3 billion.
   As part of the New England electric industry restructuring, the local utility companies providing service to retail customers were required to offer Standard Offer Service (SOS) to their customers. Retail customers may select alternative suppliers at any time. The SOS is intended to provide customers with a price benefit (the commodity electric price offered to the retail customer is expected to be less than the market price) for the first several years, followed by a price disincentive that is intended to stimulate the retail market.
   Retail customers may continue to receive SOS through June 30, 2002, in New Hampshire (subject to early termination on December 31, 2000, at the discretion of the New Hampshire Public Service Commission), through December 31, 2004, in Massachusetts, and through December 31, 2009, in Rhode Island. However, if any customers elect to have their electricity provided by an alternate supplier, they are precluded from going back to the SOS.

   In connection with the purchase of the generation assets, we entered into agreements to supply the electric capacity and energy requirements necessary for NEES to meet its SOS obligations. NEES is responsible for passing on to us the revenues generated from the SOS.
   Like California utilities, the New England utilities entered into agreements with unregulated companies to provide energy and capacity at prices which are anticipated to be in excess of market prices. We assumed NEES's contractual rights and duties under several of these power-purchase agreements, which in aggregate provide for 800 MW of capacity. However, NEES will make support payments to us toward the cost of these agreements. The support payments by NEES total $1.1 billion in the aggregate (undiscounted) and are due in monthly installments from September 1998 through January 2008. In certain circumstances, with our consent, NEES may make a full or partial lump sum accelerated payment.
   Initially, approximately 90 percent of the acquired operating capacity, including capacity and energy generated by other companies and provided to us under power-purchase agreements, is dedicated to providing services to customers receiving SOS.

Regulatory Matters
The Utility is the only subsidiary with significant regulatory activity at this time. Items affecting future Utility authorized revenues include: the 1999 general rate case, the 1999 cost of capital proceeding, the distribution performance based ratemaking application, and the CPUC's gas strategy order instituting rulemaking. These items are discussed below. Any requested change in authorized revenues resulting from any of these proceedings would not impact the Utility's customer electric rates through the transition period because these rates are frozen in accordance with the electric transition plan. However, the amount of remaining revenues providing for the recovery of transition costs would be affected.

The Utility's 1999 General Rate Case (GRC):
In December 1997, the Utility filed its 1999 GRC application with the CPUC. During the GRC process, the CPUC examines the Utility's distribution costs to determine the amount we can charge customers. The Utility has requested rate increases to maintain and improve gas and electric distribution reliability, safety, and customer service. The requested revenues, as updated, include an increase of $445 million in electric base revenues and an increase of $377 million in gas base revenues over authorized 1998 revenues. The Office of Ratepayer Advocates (ORA) branch of the CPUC has recommended a decrease of $80 million in electric revenues and an increase of $104 million in gas base revenues. However, recommendations by the ORA do not represent the positions of the CPUC.
   In December 1998, the CPUC issued a decision on interim rate relief in the GRC. The decision granted the Utility's request to increase its electric revenues by $445 million and its gas revenues by $377 million on an interim basis pending a decision in the GRC. The decision allows the Utility to reflect the revenue increases, resulting from the Utility request, in regulatory assets recorded under regulatory adjustment mechanisms approved by the CPUC. The decision does not increase any electric or gas rates charged to customers on an interim basis. The regulatory assets will be adjusted to reflect the final decision of the CPUC in the 1999 GRC when the decision is issued. We cannot predict the amount of revenue increase or decrease the CPUC ultimately will approve. If the CPUC issues an unfavorable decision for the Utility, the ability of the Utility to earn its authorized rate of return, at the current service levels, for the years 1999 through 2001 could be adversely affected. The current procedural schedule provides for a final CPUC decision in March 1999.
   The 1999 GRC will not affect the authorized revenues of electric and gas transmission services or gas storage services. The authorized revenues for gas transmission and storage services are determined through the Gas Accord and electric transmission revenues are determined by the FERC as described below.

Electric Transmission:
Since April 1, 1998, all electric transmission revenues are authorized by the FERC. In December 1997, the FERC issued an order which put into effect, subject to refund, rates to recover annual electric transmission revenues of $301 million from the Utility's former

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

bundled rate transmission customers. These rates became effective on April 1, 1998, the operational date of the ISO and PX. In May 1998, the FERC allowed a $30 million increase in electric transmission revenues, effective October 30, 1998, also subject to refund.

The Utility's 1999 Cost of Capital Proceeding:
The Utility filed its cost of capital application in May 1998. If approved, the authorized return on rate base for distribution assets would be 9.53 percent. The 1999 cost of common equity would be 12.1 percent which is higher than the
11.2 percent authorized in 1998. This request would result in an increase of $49.7 million in electric distribution revenues and an increase of $15.5 million in gas distribution revenues over authorized 1998 revenues.
   The ORA has recommended an overall return on rate base for electric and gas distribution operations of 7.85 and 8.17 percent, respectively, and a cost of common equity of 8.64 and 9.32 percent, respectively. If adopted, the ORA's recommendation would result in a decrease from authorized 1998 revenues in electric and gas distribution revenues of $162.5 million and $37.8 million, respectively. However, recommendations by the ORA do not represent the positions of the CPUC. We expect a final CPUC decision in early 1999.

The Utility's Distribution Performance Based Ratemaking (PBR) Application:
The Utility filed its distribution PBR proposal in November 1998. If approved as filed, the distribution PBR will determine the Utility's gas and electric distribution revenues for the years 2000 through 2004. Under the Utility's proposal, distribution revenues for the year 2000 would be determined by multiplying total distribution revenues by a rate formula, based principally on inflation less a proposed productivity factor of 1.1 percent and 0.82 percent for electric distribution and gas distribution, respectively. These productivity factors will be fixed for the five year duration of the PBR. The revenues for years 2000 through 2004 would be determined by multiplying total distribution revenues by the PBR authorized rate. We have proposed different formulas for small customers (principally residential and commercial customers) and large customers.
   The proposal also includes a sharing mechanism for earnings that are significantly above or below the authorized weighted average cost of capital. In addition, the proposed PBR includes rewards and penalties that will depend upon the Utility's ability to achieve performance standards for electric distribution reliability; maintenance, repair, and replacement; customer service; and employee safety. The Commission will have hearings in the PBR proceeding in August 1999 to determine adopted values for the PBR formula and sharing parameters. The final schedule is uncertain, but a Commission decision is expected after January 1, 2000. In this event, the Utility proposes to implement the PBR-based distribution component rates retroactively to January 1, 2000.

The CPUC's Gas Strategy Order Instituting Rulemaking (OIR):
In 1998, the Governor of California signed Senate Bill 1602, allowing the CPUC to investigate issues associated with the further restructuring of natural gas services. If the CPUC determines that further restructuring for core customers is in the public interest, it shall submit its findings to the Legislature. However, Senate Bill 1602 prohibits the CPUC from enacting any such gas industry restructuring decisions prior to January 1, 2000.

The CPUC's Audit of Affiliate Transactions:
PG&E Corporation became the holding company of the Utility in 1997. At that time, we transferred the unregulated subsidiaries of the Utility to PG&E Corporation. A condition of the CPUC's approval of the holding company formation was that the ORA oversee an audit of transactions between the Utility and its affiliates for the period 1994 to 1996. The audit was completed in November 1997. The principal claim in the resulting audit report, substantially denied by the Utility, was that the Utility underbilled affiliates by $35 million during the period from 1994 to 1996. The auditors recommended the CPUC impose new conditions, affecting the financing and business structure of PG&E Corporation. We are opposing the recommended new conditions. A final CPUC decision is expected during the first quarter of 1999.

   If the CPUC imposed the recommended financial conditions on PG&E Corporation without modification, such conditions could have an adverse impact on our ability to implement our national energy strategy.

The Diablo Canyon Sunk Costs Audit:
In August 1998, an independent accounting firm retained by the CPUC completed a financial verification audit of the Utility's Diablo Canyon plant accounts as of December 31, 1996. The audit resulted in the issuance of an unqualified opinion. The audit verified that Diablo Canyon sunk costs at December 31, 1996, were $3.3 billion of the total $7.1 billion construction costs. (Sunk costs are costs associated with Utility-owned generating facilities that are fixed and unavoidable and currently included in the Utility customers' electric rates.) The independent accounting firm also issued an agreed-upon special procedures report which questioned $200 million of the $3.3 billion sunk costs. The CPUC will review any proposed adjustments to Diablo Canyon's recoverable costs, which resulted from the report. At this time, the Utility cannot predict what actions, if any, the CPUC may take regarding the audit report.

Results of Operations
In this section, we present the components of our results of operations for 1998, 1997, and 1996. The table below shows for 1998, 1997, and 1996, certain items from our Statement of Consolidated Income detailed by (1) Utility, (2) wholesale and (3) retail business operations of PG&E Corporation. (In the "Total" column, the table shows the combined results of operations for these three groups.) The information for PG&E Corporation (the "Total" column) excludes all transactions between its subsidiaries (such as the purchase of natural gas by the Utility from the unregulated business operations). Following this table we discuss earnings and explain why the components of our results of operations varied from the year before for 1998 and 1997.

                                                 Wholesale                  Retail
                                      ----------------------------------    ------
                                                  PG&E GT
                                               -------------
(In millions)              Utility    USGen    NW      Texas     PG&E ET    PG&E ES    Corp./Other    Eliminations       Total
                           -------    -----    --      -----     -------    -------    -----------    ------------       -----
1998
Operating revenues          $8,924     $649    $237    $1,941     $8,509     $379         $  8           $(705)        $19,942
Operating expenses           7,048      489     101     1,996      8,528      470            3            (700)         17,935
                            ------     ----    ----    ------     ------     ----         ----           -----         -------

Operating income (loss)      1,876      160     136       (55)       (19)     (91)           5              (5)          2,007
Other income, net                                                                                                           64
Interest expense                                                                                                           782
Income taxes                                                                                                               570
                            ------     ----    ----    ------     ------     ----         ----           -----         -------

Net income                                                                                                             $   719
                                                                                                                       =======


1997
Operating revenues          $9,495     $148    $233    $1,004     $4,808     $145          $13           $(446)        $15,400
Operating expenses           7,664      176     127     1,023      4,840      190           98            (446)         13,672
                            ------     ----    ----    ------     ------     ----         ----           -----         -------

Operating income (loss)      1,831      (28)    106       (19)       (32)     (45)         (85)             --           1,728
Other income, net                                                                                                          201
Interest expense                                                                                                           665
Income taxes                                                                                                               548
                            ------     ----    ----    ------     ------     ----         ----           -----         -------

Net income                                                                                                             $   716
                                                                                                                       =======
1996
Operating revenues          $8,989     $105    $264    $   --     $  283     $ --         $ 27           $ (58)        $ 9,610
Operating expenses           7,179      118     136        --        283       --           56             (58)          7,714
                            ------     ----    ----    ------     ------     ----         ----           -----         -------
Operating income (loss)      1,810      (13)    128        --         --       --          (29)             --           1,896
Other income, net                                                                                                           13
Interest expense                                                                                                           632
Income taxes                                                                                                               555
                            ------     ----    ----    ------     ------     ----         ----           -----         -------

Net income                                                                                                             $   722
                                                                                                                       =======

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Overall Results:
PG&E Corporation:
Net income increased to $719 million in 1998 from $716 million in 1997. The increase in 1998 net income was the result of a $279 million increase in operating income, net of lower returns on the Utility's generation assets. This increase was offset partially by increased interest costs for the Utility's rate reduction bonds and debt associated with the recent unregulated wholesale acquisitions of assets in Texas and New England.
   The operating income increase of $279 million was primarily due to the growth of our wholesale and retail operations which contributed $149 million of the increase. This operating income increase was achieved despite operating losses at PG&E ES and PG&E GTT. USGen contributed positively to operating income which includes income generated from its portfolio management activities.
   The operating losses at PG&EES reflect the continued start-up operations and the impact of the developing retail energy market. At PG&E GTT, the natural gas liquids operations have been adversely affected by the low price differential between natural gas liquids (NGLs) prices and the cost of natural gas, which is used to produce NGLs. In addition, low gas prices and a narrow spread in the price of gas transported across Texas have reduced PG&E GTT's transportation and gas sales.
   The 1998 net income also includes a loss on the sale of our Australian energy holdings. The sale represented a significant premium in Australian currency of PG&E Corporation's 1996 investment in the assets. However, there was a 22 percent currency devaluation of the Australian dollar against the U.S. dollar during the past two years. The net transaction resulted in a charge of approximately $23 million in the second quarter of 1998. (See Note 5 of Notes to Consolidated Financial Statements.)
   Net income decreased from $722 million in 1996 to $716 million in 1997. The 1997 net income includes charges of approximately $51 million associated with the write off of investments in power generation projects at USGen, which were offset by the gain realized on the sale of our interests in International Generation Company, Ltd. In April 1997, PG&E Enterprises, a wholly owned subsidiary of PG&E Corporation, sold its interest in International Generating Company, Ltd., which resulted in an after-tax gain of $120 million.

Utility:
Net income for the Utility decreased $39 million in 1998 from 1997 due to the reduced rate of return on generation assets and increased interest expense associated with the rate reduction bonds, discussed below.
   Net income for the Utility increased $13 million in 1997 from 1996. Net income for 1997 included a gain on the buy out of a long-term gas contract. The increase in 1997 is also related to the increase in revenues associated with electric transmission and distribution system reliability, discussed below. This increase is partially offset by the reduction in returns on the Utility's Diablo Canyon facility as required by electric industry restructuring legislation and spending for system reliability and safety.

Operating Revenues:
Utility:
Utility operating revenues decreased $571 million in 1998 from 1997. This decrease is primarily due to: (1) a $410 million decrease for the 10 percent electric rate reduction provided to residential and small commercial customers, which was partially offset by $108 million of higher revenues due to increased consumption of electricity by these customers; (2) a $151 million decrease in revenues from medium and large electric customers, many of whom are now purchasing their electricity directly from unregulated power generators; (3) a $63 million decrease in sales to commercial and agricultural electric customers resulting from their lower demand for irrigation water pumping as a result of heavier rainfall in the current year; and (4) a $100 million decrease for the termination of the volumetric (ERAM) and energy cost (ECAC) revenue balancing accounts. The ERAM and ECAC accounts were replaced with the transition cost balancing account, which affects expenses, rather than revenues.
   Utility operating revenues in 1997 increased $506 million from 1996. The largest portion of the increase was due to electric transition cost recovery, which began January 1, 1997, with respect to Diablo Canyon. A portion of the increase is due to increased revenues associated with electric transmission and distribution system reliability. There was also an increase in energy cost revenues to recover energy cost increases and changes in sales volumes provided by the Utility's balancing account mechanisms in place in 1997 and 1996. Under these mechanisms, energy revenues generally equal energy costs and, thus, increases in the cost of energy do not affect operating income.

Wholesale Unregulated Business Operations:
Operating revenues associated with wholesale unregulated business operations increased $5,143 million in 1998 from 1997. This was primarily due to revenue increases of $3,701 million from PG&E ET, $937 million from PG&E GTT and $501 million from USGen. Energy trading volumes grew at PG&E ET as growth of PG&E Corporation and deregulation of the energy markets continued. PG&E GTT's revenues increased as a result of twelve months of revenue from the Texas acquisitions versus seven months in 1997. USGen's revenue increased as a result of an increase in the portfolio management activity and the acquisition of NEES in 1998.
   Operating revenues associated with wholesale unregulated business operations increased $5,541 million in 1997 from 1996. This was primarily due to a $4,525 million increase in energy commodities revenues and an increase in revenues resulting from our 1997 acquisitions.

Retail Unregulated Business Operations:
Retail unregulated business operations contributed $379 million of revenue in 1998, an increase of $234 million from 1997. This increase is primarily due to deregulation in California and the expansion of our energy services business in the electric and gas commodity markets.
   Operating revenues associated with retail unregulated business operations totaled $145 million in 1997, the first year of operation.

Operating Expenses:
Utility:
Utility operating expenses in 1998 decreased $616 million from 1997. This decrease reflects a reduction in the amount of amortization of transition costs, primarily due to lower revenues from residential and small commercial customers discussed above in Operating Revenues-Utility. Also contributing to the decrease in operating expenses was a reduction in gas transportation demand charges of $134 million, due to the expiration of contracted pipeline capacity.
   Utility operating expenses in 1997 increased $485 million from 1996. The increase was due primarily to an increase in amortization of Diablo Canyon costs which are being recovered as a transition cost as discussed above, an increase in cost of energy, and an increase in expenditures associated with system reliability. These increases were partially offset by a decrease in expenses resulting from several charges in 1996 associated with gas transportation commitments and a litigation reserve.

Wholesale Unregulated Business Operations:
Operating expenses for our wholesale unregulated business operations increased $4,948 million in 1998 from 1997. This reflects the increase in the volumes of energy commodities purchased at PG&EETand operating costs associated with our newly acquired New England assets at USGen and the gas transportation assets at PG&E GTT.
   Wholesale unregulated business operations operating expenses in 1997 increased $5,629 million from 1996, which reflects the increase in the volume of energy commodities purchased due to our 1997 acquisitions.

Retail Unregulated Business Operations:
Retail unregulated business operations operating expenses increased $280 million in 1998 as compared to 1997. This increase is primarily due to the expansion of our energy services business.
   Retail unregulated business operations operating expenses totaled $190 million in 1997, the first year of operation.

Other Income, Net:
Other income, net was $64 million in 1998 as compared to $201 million in 1997. The decrease was primarily due to the $23 million loss on the sale of our Australian holdings, discussed above, and a $120 million gain recorded in 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   Other income, net increased by $188 million in 1997 as compared to 1996 primarily due to a $120 million gain realized on the sale of interests in International Generating Company, Ltd.

Interest Expense:
Interest expense increased $117 million in 1998 from 1997. This increase was primarily a result of increased interest costs for the Utility's rate reduction bonds and debt for the acquisition of the Texas and New England assets.
   Interest expense in 1997 increased $33 million from 1996 primarily due to interest costs related to the Texas acquisitions.

Income Taxes:
Income taxes in 1998 increased $22 million from 1997. The overall effective tax rate increased 0.9 percent in 1998 largely due to accelerated book depreciation and amortization related to electric industry restructuring. These increases were partially offset by a lowered effective state tax rate resulting from our expanded business operations.
   The effective tax rate decreased slightly in 1997 as compared to 1996, resulting in a $7 million decrease in 1997 taxes.

Common Stock Dividend:
We base our common stock dividend on a number of financial considerations, including sustainability, financial flexibility, and competitiveness with investment opportunities of similar risk. Our current quarterly common stock dividend is $.30 per common share, which corresponds to an annualized dividend of $1.20 per common share. We continually review the level of our common stock dividend taking into consideration the impact of the changing regulatory environment throughout the nation, the resolution of asset dispositions, the operating performance of our business units, and our capital and financial resources in general.
   The CPUC requires the Utility to maintain its CPUC-authorized capital structure, potentially limiting the amount of dividends the Utility may pay PG&E Corporation. In 1998, the Utility was in compliance with its CPUC-authorized capital structure. PG&E Corporation and the Utility believe that the Utility will continue to meet this requirement in the future without affecting PG&E Corporation's ability to pay common stock dividends.

Liquidity and Financial Resources
Cash Flows from Operating Activities:
Net cash provided by PG&E Corporation's operating activities totaled $2.3 billion, $2.6 billion, and $2.6 billion in 1998, 1997, and 1996, respectively. Net cash provided by the Utility's operating activities totaled $2.6 billion, $1.8 billion, and $2.6 billion in 1998, 1997, and 1996, respectively.

Cash Flows from Financing Activities:
PG&E Corporation:
We fund investing activities from cash provided by operations after capital requirements and, to the extent necessary, external financing. Our policy is to finance our investments with a capital structure that minimizes financing costs, maintains financial flexibility, and, with regard to the Utility, complies with regulatory guidelines. Based on cash provided from operations and our investing and disposition activities, we may repurchase equity and long-term debt in order to manage the overall size and balance of our capital structure.
   During 1998, 1997, and 1996, we issued $63 million, $54 million, and $220 million of common stock, respectively, primarily through the Dividend Reinvestment Plan, the Stock Option Plan, and the Long-Term Incentive Plan. During 1997, we also issued $1.1 billion of common stock to acquire the natural gas assets in Texas. During 1998, 1997, and 1996, we paid dividends of $470 million, $524 million, and $844 million, respectively.
   During 1998, 1997, and 1996, we repurchased $1,158 million, $804 million, and $455 million, respectively, of our common stock. In February 1999, PG&E Corporation used the remaining portion of an existing authorization to repurchase 16.6 million shares at a price of $30.25 per share.
   In 1998, our unregulated business operations retired $75 million of long-term debt and retired the notes used in our acquisition of the Australian holdings. During 1997, our unregulated business operations issued
$30 million and retired $109 million of long-term debt. Also in 1997, we assumed $780 million of long-term debt in connection with the acquisition of the natural gas assets in Texas. In 1996, we entered into additional loan agreements of $92 million to finance the acquisition of our energy holdings in Australia.
   We maintain a number of credit facilities throughout our organization to support commercial paper programs, letters of credit, and other short term liquidity requirements. At PG&E Corporation, we maintain two $500 million revolving credit facilities, one of which expires in November 1999 and the other in 2002. The PG&E Corporation credit facilities are used to support the commerical paper program and other liquidity needs. The facility expiring in 1999 may be extended annually for additional one-year periods upon agreement between the lending institutions and us. There was $683 million of commercial paper outstanding at December 31, 1998.
   In September 1998, USGen obtained $1,675 million in revolving credit facilities. Of these, $575 million is specifically related to the New England operations. Of the New England facility, $475 million was used to execute a sale leaseback transaction related to the newly acquired New England assets and subsequently cancelled. No amounts are outstanding under the New England facilities at December 31, 1998. USGen, itself, maintains two credit facilities of $550 million each. One agreement expires in August 1999 and the other in 2003. These facilities were used in the acquisition of the New England assets and for general corporate purposes. The total amount outstanding at December 31, 1998, backed by the facilities, was $540 million in eurodollar loans and $233 million in commercial paper. Of these loans, $550 million is classified as noncurrent in the consolidated balance sheet.
   At December 31, 1998, PG&E GTT had $70 million of outstanding short-term bank borrowings related to two separate credit facilities. These lines are cancelable upon demand and bear interest at each respective bank's quoted money market rate. The borrowings are unsecured and unrestricted as to use.
   PG&E GT NW maintains a $200 million revolving credit facility which expires in the year 2000. At December 31, 1998 and 1997, PG&E GT NW had outstanding commercial paper balances of $104 million and $80 million, respectively, supported by this revolving facility. These balances were classified as noncurrent obligations in the consolidated balance sheet.

Utility:
In 1998, the Utility repurchased $1.6 billion of its common stock from PG&E Corporation to maintain its authorized capital structure.
   The Utility's long-term debt that either matured, was redeemed, or was repurchased during 1998 totaled $1.4 billion. Of this amount, (1) $249 million related to the Utility's redemption of its 8% mortgage bonds due October 1, 2025; (2) $252 million related to the Utility's repurchase of various other mortgage bonds; (3) $397 million related to the maturity of the Utility's 5 3\8% mortgage bonds; (4) $204 million related to the other scheduled maturities of long-term debt; and (5) $290 million related to rate reduction bonds maturing.
   In 1997 and 1996, the Utility redeemed or repurchased $225 million and $1,113 million, respectively, of long-term debt to manage the overall balance of its capital structure. In 1997, the Utility replaced $360 million of fixed interest rate pollution control bonds with the same amount of variable interest rate pollution control bonds. In 1996, the Utility replaced $988 million of variable interest rate and fixed interest rate pollution control mortgage bonds and loan agreements with the same amount of variable interest rate pollution control loan agreements.
   In 1998, the Utility redeemed its Series 7.44% preferred stock with a face value of $65 million and its Series 6 7\8% preferred stock with a face value of $43 million. During 1997 and 1996, the Utility did not redeem or repurchase any of its preferred stock. In December 1997, a subsidiary of the Utility issued $2.9 billion of rate reduction bonds through a special purpose entity established by the California Infrastructure and Economic Development Bank. The proceeds were used by the Utility to retire debt and reduce equity. (See Note 9 of Notes to Consolidated Financial Statements.)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   The Utility maintains a $1 billion revolving credit facility, which expires in 2002. The Utility may extend the facility annually for additional one-year periods upon agreement with the banks. This facility is used to support the Utility's commercial paper program and other liquidity requirements. At December 31, 1998, the Utility had $567 million of commercial paper and $101 million of bank notes outstanding. No amounts were outstanding at December 31, 1997.

Debt Obligations and Rate Reduction Bonds:
The table below provides information about our debt obligations and rate reduction bonds at December 31, 1998:

Expected maturity date                 1999     2000     2001     2002     2003     Thereafter     Total
----------------------                 ----     ----     ----     ----     ----     ----------     -----
(dollars in millions)
Utility:
Long-term debt
  Variable rate obligations              --     $200    $100      $738     $310            --      $1,348
  Fixed rate obligations               $260     $266    $274      $382     $372        $2,802      $4,356
  Average interest rate                 6.2%     6.6%    8.0%      7.8%     6.3%          7.1%        7.1%
Rate reduction bonds                   $290     $290    $290      $290     $290        $1,161      $2,611
  Average interest rate                 6.1%     6.2%    6.2%      6.3%     6.4%          6.4%        6.3%
                                       ----     ----    ----      ----     ----        ------      ------
Wholesale and Retail Unregulated
Business Operations:
Long-term debt
  Variable rate obligations            $  7     $115    $ 12      $ 10     $560        $  125      $  829
  Fixed rate obligations               $ 71     $117    $ 94      $126     $ 46        $  773      $1,227
  Average interest rate                10.4%     9.1%    9.1%      8.7%     9.9%          8.2%        8.6%
                                       ----     ----    ----      ----     ----        ------      ------

Cash Flows from Investing Activities:
The primary uses of cash for investing activities are additions to property, plant, and equipment; unregulated investments in partnerships; and acquisitions. The Utility's estimated capital spending for 1999 is $1.7 billion. Utility capital expenditures are based on estimates prepared for the Utility's GRC, but exclude capital expenditures for divested fossil and geothermal power plants. These estimates may be reduced if the CPUC authorized base revenues are significantly lower than those requested by the Utility in its GRC filing.
   In 1998, the Utility had proceeds of $501 million from the sale of three fossil-fueled generation plants. Also in 1998, PG&E Corporation sold its Australian energy holdings, for proceeds of approximately $126 million. In 1997, PG&E Corporation sold its interest in International Generating Company, Ltd., resulting in an after-tax gain of approximately $120 million.
   Also in 1998, the Utility agreed to sell three other fossil-fueled generation plants and to sell its complex of geothermal generation facilities. The winning bids total $1,014 million. As of December 31, 1998, these four plants had a combined book value of $523 million and had a combined capacity of 4,289 MW. The sales are subject to the approval of regulatory agencies, including the CPUC, and conditioned upon the transfer of various permits and licenses. The Utility expects to complete the sale of these four plants in 1999.

Environmental Matters:
We are subject to laws and regulations established to both maintain and improve the quality of the environment. Where our properties contain hazardous substances, these laws and regulations require us to remove those substances or remedy effects on the environment.
   At December 31, 1998, the Utility expects to spend $296 million over the next 30 years for cleanup costs at identified sites. If other responsible parties fail to pay or expected outcomes change, then these costs may be as much as $487 million. Of the $296 million, the Utility has recovered $104 million (including remediation of generation plants divested, discussed above) and expects to recover another $160 million in future rates. The Utility mitigates its cost by seeking recovery from insurance carriers and other third parties. (See Note 15 of Notes to Consolidated Financial Statements.)

   The cost of the hazardous substance remediation ultimately undertaken by the Utility is difficult to estimate. A change in the estimate may occur in the near term due to uncertainty concerning the Utility's responsibility, the complexity of environmental laws and regulations, and the selection of compliance alternatives. The Utility estimated costs using assumptions least favorable to the Utility, based upon a range of reasonably possible outcomes. Costs may be higher if the Utility is found to be responsible for cleanup costs at additional sites or expected outcomes change.

Year 2000:
The Year 2000 issue exists because many computer programs use only two digits to refer to a year, and were developed without considering the impact of the upcoming change in the century. If PG&E Corporation's computer systems fail or function incorrectly due to not being made Year 2000 ready, they could directly and adversely affect our ability to generate or deliver our products and services or could otherwise affect revenues, safety, or reliability for such a period of time as to lead to unrecoverable consequences.
   Our plan to address the Year 2000 issues focuses on mission-critical systems whose components are categorized as in-house software, vendor software, embedded systems, and computer hardware. The four phases of our plan to address these systems are inventory and assessment, remediation, testing, and certification. Certification occurs when mission-critical systems are formally determined to be Year 2000 ready.
   Our Year 2000 project is generally proceeding on schedule. The following table indicates our Year 2000 progress as of January 11, 1999. The percentages in this table reflect approximations based on a standardized reporting system that combines subsidiary results to provide a consistent, company-wide view.

Year 2000 Readiness of Mission-Critical Items

                      Remediation   Testing   Certification
                       Complete     Complete     Complete
                      -----------   --------  -------------
In-house software         94%         91%          11%
Vendor software           53%         26%           2%
Embedded systems          95%         91%           0%
Computer hardware         92%         60%           0%

   Changes in company inventories, or issues uncovered in subsequent phases for an item previously reported as completed, may lead to downward adjustments in percentages from period to period. Also, the completion of these phases does not address external interdependencies that could affect the ability of the company to be Year 2000 ready. Even after systems are certified, we may continue various kinds of testing through the end of 1999.
   Although 91 percent of remediation and testing of embedded systems has been completed, the remaining 9 percent in this area may require some of the more challenging work.
   In addition to internal systems, we also depend upon external parties, including customers, suppliers, business partners, gas and electric system operators, government agencies, and financial institutions to support the functioning of our business. To the extent that any of these parties are considered mission-critical to our business and experience Year 2000 problems in their systems, our mission-critical business functions may be adversely affected. To deal with this vulnerability, we have another phased approach. The primary phases for dealing with external parties are: (1) inventory, (2) action planning, (3) risk assessment, and (4) contingency planning. We have completed our inventory and action planning phases for mission-critical external parties. We expect to complete the risk assessment by March 1999 and the contingency planning phase by July 1999.
   Although we expect our efforts and those of our external parties to be largely successful, we recognize that with the complex interaction of today's computing and communications systems, we cannot be certain we will be completely successful. Therefore, contingency plans for Year 2000 readiness are being developed and tested throughout 1999 to address our external dependencies as well as any significant schedule delays of mission-critical system work, should they occur. These plans will take into account possible interruptions of power, computing, financial, and communications infrastructures. Due to the speculative nature of contingency planning, however, it is uncertain whether these plans will be sufficient to remove the risk of material impacts on our operations resulting from Year 2000 problems.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

   In 1997 and through December 1998, we spent approximately $108 million to assess and remediate Year 2000 problems. About $64 million of this cost was for software systems that we replaced for business purposes generally unrelated to addressing Year 2000 readiness, but whose schedule we advanced to meet Year 2000 requirements. The replacement costs for these accelerated systems were capitalized. Our estimate of future costs to address mission-critical Year 2000 issues is approximately $140 million. About $60 million of these remaining Year 2000 costs will be capitalized because they relate to the purchase and installation of systems and equipment for general business purposes and the remaining $80 million will be expensed.
   Based on our current schedule for the completion of Year 2000 tasks, we expect to secure Year 2000 readiness of our mission-critical systems by the end of the third quarter of 1999. However, as our current schedule is partially dependent on the efforts of third parties, their delays may cause our schedule to change.
   If we, or third parties with whom we have significant business relationships, fail to achieve Year 2000 readiness of mission-critical systems, there could be a material adverse impact on the Utility's and PG&E Corporation's financial position, results of operations, and cash flows.

Inflation:
Financial statements, which are prepared in accordance with generally accepted accounting principles, report operating results in terms of historical costs and do not evaluate the impact of inflation. Inflation affects our construction costs, operating expenses, and interest charges. In addition, the Utility's electric revenues will not reflect the impact of inflation due to the current electric rate freeze. However, inflation at the levels currently being experienced is not expected to have a material adverse impact on the Utility's or our financial position or results of operations.

Price Risk Management Activities:
We have established a price risk management policy which allows derivatives to be used for both hedging and non-hedging purposes (a derivative is a contract whose value is dependent on or derived from the value of some underlying asset). We use derivatives for hedging purposes primarily to offset underlying commodity price risks. We also participate in markets using derivatives to gather market intelligence, create liquidity, and maintain a market presence. Such derivatives include forward contracts, futures, swaps, and options. Net open positions often exist or are established due to PG&E Corporation's assessment of its response to changing market conditions. To the extent that PG&E Corporation has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial results. Our price risk management policy and the trading and risk management policies of our subsidiaries prohibit the use of derivatives whose payment formula includes a multiple of some underlying asset.
   PG&E Corporation prepares a daily assessment of its portfolio market risk exposure using value-at-risk and other methodologies that simulate future price movements in the energy markets to estimate the size and probability of future potential losses. The quantification of market risk using value-at-risk provides a consistent measure of risk across diverse energy markets and products. The use of this methodology requires a number of important assumptions including the selection of a confidence level for losses, volatility of prices, market liquidity, and a holding period.
   PG&E Corporation utilizes historical data for calculating the price volatility of PG&E Corporation's positions and how likely the prices of those positions will move together. The model includes all derivative and commodity investments for its trading portfolio and only derivative commodity investments for its hedging portfolio (but not the related underlying hedged position). PG&E Corporation expresses value-at-risk as a dollar amount of the potential loss in the fair value of its portfolio based on a 95 percent confidence level using a one-day liquidation period. Therefore, there is a 5 percent probability that a portfolio will incur a loss in one day greater than its value-at-risk. The value-at-risk is aggregated for PG&E Corporation as a whole by correlating the daily returns of the portfolios for natural gas, natural gas liquids, and power for the previous 22 trading days. PG&E Corporation's daily value-at-risk for commodity price sensitive derivative instruments as of December 31, 1998, is $6.2 million for trading activities and $0.2 million for non-trading activities.

   Value-at-risk has several limitations as a measure of portfolio risk including, but not limited to, underestimation of the risk of a portfolio with significant options exposure, inadequate indication of the exposure of a portfolio to extreme price movements, and the inability to address the risk resulting from intraday trading activities.
   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, which is required to be adopted in years beginning after June 15, 1999. The Statement permits early adoption as of the beginning of any fiscal quarter. PG&E Corporation expects to adopt the new Statement no later than January 1, 2000. The Statement will require PG&E Corporation to recognize all derivatives, as defined in the Statement, on the balance sheet at fair value. Derivatives, or any portion thereof, that are not effective hedges must be adjusted to fair value through income. If derivatives are effective hedges, depending on the nature of the hedges, changes in the fair value of derivatives either will be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recognized in other comprehensive income until the hedged items are recognized in earnings. PG&E Corporation is currently evaluating what the effect of SFAS No. 133 will be on the earnings and financial position of PG&E Corporation. PG&E Corporation uses the mark-to-market method of accounting for its commodity trading and price risk management activities.
   In November 1998, the Emerging Issues Task Force of the Financial Accounting Standards Board released Issue 98-10, Accounting for Energy Trading and Risk Management Activities. This Issue states that all energy-related contracts entered into with the objective of generating profits on or from exposure to shifts or changes in market prices be marked to market with the gains and losses reflected in the income statement. The Task Force stipulates implementation for fiscal years beginning after December 15, 1998. PG&E Corporation does not believe that the effect of adoption of this standard on earnings or the financial position of PG&E Corporation will be material.

Legal Matters:
In the normal course of business, both the Utility and PG&E Corporation are named as parties in a number of claims and lawsuits. (See Note 15 of Notes to Consolidated Financial Statements for further discussion of significant pending legal matters.)

                               PG&E Corporation

                       STATEMENT OF CONSOLIDATED INCOME

(in millions, except per share amounts)         Year ended December 31,
                                            -----------------------------
                                              1998       1997       1996
                                            -------    -------    -------
Operating Revenues
Utility                                     $ 8,924    $ 9,495    $ 8,989
Energy commodities and services              11,018      5,905        621
                                            -------    -------    -------
  Total operating revenues                   19,942     15,400      9,610
                                            -------    -------    -------
Operating Expenses
Cost of energy for utility                    3,029      3,287      3,142
Cost of energy commodities and services      10,194      5,481        356
Operating and maintenance, net                3,103      3,052      2,994
Depreciation, amortization, and
 decommissioning                              1,609      1,852      1,222
                                            -------    -------    -------
  Total operating expenses                   17,935     13,672      7,714
                                            -------    -------    -------
Operating Income                              2,007      1,728      1,896
Interest expense, net                          (782)      (665)      (632)
Other income, net                                64        201         13
                                            -------    -------    -------
Income Before Income Taxes                    1,289      1,264      1,277
Income taxes                                    570        548        555
                                            -------    -------    -------
Net Income                                  $   719    $   716    $   722
                                            =======    =======    =======
Weighted Average Common Shares Outstanding      382        410        413
Earnings Per Common Share, Basic and
 Diluted                                    $  1.88    $  1.75    $  1.75
Dividends Declared Per Common Share         $  1.20    $  1.20    $  1.77

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                               PG&E Corporation

                          CONSOLIDATED BALANCE SHEET


(in millions) Balance at December 31,              1998          1997
                                                   ----          ----
Assets
Current Assets
  Cash and cash equivalents                      $    286       $    237
  Short-term investments                               55          1,160
  Accounts receivable
    Customers, net                                  1,856          1,514
    Regulatory balancing accounts                      --            458
    Energy marketing                                  507            830
  Price risk management                             1,416            500
  Inventories and prepayments                         835            626
                                                 --------       --------
    Total current assets                            4,955          5,325
Property, Plant, and Equipment
Utility                                            23,996         23,764
Wholesale and retail unregulated business
 operations
  Electric generation                               1,967             --
  Gas transmission                                  3,347          3,415
Construction work in progress                         407            492
Other                                                 127             55
                                                 --------       --------
  Total property, plant, and equipment
   (at original cost)                              29,844         27,726
    Accumulated depreciation and decommissioning  (12,026)       (11,617)
                                                 --------       --------
  Net property, plant, and equipment               17,818         16,109
Other Noncurrent Assets
  Regulatory assets                                 6,347          6,900
  Nuclear decommissioning funds                     1,172          1,024
  Other                                             2,942          1,757
                                                 --------       --------
  Total noncurrent assets                          10,461          9,681
                                                 --------       --------
Total Assets                                     $ 33,234       $ 31,115
                                                 ========       ========

                               PG&E Corporation

                          CONSOLIDATED BALANCE SHEET

(in millions) Balance at December 31,          1998           1997
                                               ----           ----
Liabilities and Equity
Current Liabilities
  Short-term borrowings                       $ 1,644       $   103
  Current portion of long-term debt               338           659
  Current portion of rate reduction bonds         290           290
  Accounts payable
    Trade creditors                             1,001           754
    Other                                         443           466
    Regulatory balancing accounts                  79            --
    Energy marketing                              381           758
  Accrued taxes                                   103           226
  Price risk management                         1,412           512
  Other                                         1,064           893
                                              -------       -------
  Total current liabilities                     6,755         4,661
Noncurrent Liabilities
  Long-term debt                                7,422         7,659
  Rate reduction bonds                          2,321         2,611
  Deferred income taxes                         3,861         4,029
  Deferred tax credits                            283           339
  Other                                         3,746         2,024
                                              -------       -------
  Total noncurrent liabilities                 17,633        16,662
Preferred Stock of Subsidiaries                   480           595
Utility Obligated Mandatorily Redeemable
  Preferred Securities of Trust Holding
  Solely Utility Subordinated Debentures          300           300
Common Stockholders' Equity
  Common stock, no par value, authorized
   800,000,000 shares, issued and outstanding,
   382,603,564 and 417,665,891                  5,862         6,366
  Reinvested earnings                           2,204         2,531
                                              -------       -------
  Total common stockholders' equity             8,066         8,897
                                              -------       -------
Commitments and Contingencies (Notes 1,
 2, 3, 4, 5, 14, and 15)                           --            --
                                              -------       -------
Total Liabilities and Stockholders' Equity    $33,234       $31,115
                                              =======       =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement

                               PG&E Corporation

                     STATEMENT OF CONSOLIDATED CASH FLOWS


(in millions)                               For the year ended December 31,
                                            -------------------------------
                                             1998        1997        1996
                                             ----        ----        ----

Cash Flows From Operating Activities
Net income                                  $   719     $   716     $   722
Adjustments to reconcile net income to
 net cash provided by operating activities:
  Depreciation, amortization, and
   decommissioning                            1,609       1,852       1,222
  Deferred income taxes and tax credits-net    (107)       (159)       (150)
  Other deferred charges and noncurrent
   liabilities                                   18         121         116
  Loss (gain) on sale of assets                  23        (120)         --
  Net effect of changes in operating
   assets and liabilities:
    Accounts receivable -- trade               (342)       (242)        (70)
    Regulatory balancing accounts receivable    537         126         302
    Inventories and prepayments                (161)         (4)         32
    Price risk management assets and
     liabilities, net                           (16)         12          --
    Accounts payable -- trade                   247         210         217
    Accrued taxes                              (123)        (54)         36
    Other working capital                       199         (85)         (6)
  Other-net                                    (302)        245         160
                                            -------     -------     -------
Net cash provided by operating activities     2,301       2,618       2,581
                                            -------     -------     -------
Cash Flows From Investing Activities
Capital expenditures                         (1,619)     (1,822)     (1,230)
Acquisitions and investments in
 unregulated projects                        (1,779)       (116)       (229)
Proceeds from sale of assets                  1,106         146          --
Other-net                                        48          21        (120)
                                            -------     -------     -------
Net cash used by investing activities        (2,244)     (1,771)     (1,579)
                                            -------     -------     -------
Cash Flows From Financing Activities
Net borrowings (repayments) under credit
 facilities                                   2,115        (587)       (115)
Long-term debt issued                            --         386       1,088
Long-term debt matured, redeemed, or
 repurchased                                 (1,552)       (961)     (1,472)
Proceeds from issuance of rate reduction
 bonds                                           --       2,881          --
Preferred stock redeemed or repurchased        (108)         --          --
Common stock issued                              63          54         220
Common stock repurchased                     (1,158)       (804)       (455)
Dividends paid                                 (470)       (524)       (844)
Other-net                                        (3)        (39)        (14)
                                            -------     -------     -------
Net cash used by financing activities        (1,113)        406      (1,592)
                                            -------     -------     -------
Net Change in Cash and Cash Equivalents      (1,056)      1,253        (590)
Cash and Cash Equivalents at January 1        1,397         144         734
                                            -------     -------     -------
Cash and Cash Equivalents at December 31    $   341     $ 1,397     $   144
                                            =======     =======     =======
Supplemental disclosures of cash flow
 information
  Cash paid for:
  Interest (net of amounts capitalized)     $   774     $   624     $   598
  Income taxes                                  770         801         640

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                               PG&E CORPORATION
                 STATEMENT OF CONSOLIDATED COMMON STOCK EQUITY

                                                                                                                  Total
                                                                            Additional                           Common
                                                              Common          Paid-in         Reinvested          Stock
                                                               Stock          Capital          Earnings          Equity
                                                              ------        ----------        ----------         -------
                                                                                  (dollars in millions)
BALANCE DECEMBER 31, 1995                                     $2,070         $ 3,716            $ 2,813           $ 8,599
                                                              ------         -------            -------           -------
Net income                                                                                          722               722
Common stock issued (9,290,102 shares)                            47             173                                  220
Common stock repurchased (19,811,396 shares)                     (99)           (182)              (174)             (455)
Cash dividends declared
  Common stock                                                                                     (729)             (729)
Other                                                                              3                  4                 7
                                                              ------         -------            -------           -------
BALANCE DECEMBER 31, 1996                                      2,018           3,710              2,636             8,364
                                                              ------         -------            -------           -------
Net income                                                                                          716               716
Holding company formation                                      3,710          (3,710)                                  --
Common stock issued (2,302,544 shares)                            54                                                   54
Acquisitions (45,683,005 shares)                               1,069                                                1,069
Common stock repurchased (33,823,950 shares)                    (496)                              (308)             (804)
Cash dividends declared
  Common stock                                                                                     (485)             (485)
Other                                                             11                                (28)              (17)
                                                              ------         -------            -------           -------
BALANCE DECEMBER 31, 1997                                      6,366              --              2,531             8,897
                                                              ------         -------            -------           -------
Net income                                                                                          719               719
Common stock issued (2,028,303 shares)                            63                                                   63
Common stock repurchased (37,090,630 shares)                    (565)                              (593)           (1,158)
Cash dividends declared
  Common stock                                                                                     (466)             (466)
Other                                                             (2)                                13                11
                                                              ------         -------            -------           -------
BALANCE DECEMBER 31, 1998                                     $5,862         $    --            $ 2,204           $ 8,066
                                                              ======         =======            =======           =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       Pacific Gas and Electric Company
                       STATEMENT OF CONSOLIDATED INCOME


                                                                  1998                 1997              1996
                                                                --------             --------          --------
                                                                      (in millions) Year ended December 31,
Operating Revenues
Electric utility                                                 $7,191                $7,691            $7,160
Gas utility                                                       1,733                 1,804             1,829
Energy commodities and services                                      --                    --               621
                                                                 ------                ------            ------
  Total operating revenues                                        8,924                 9,495             9,610
                                                                 ------                ------            ------
Operating Expenses
Cost of electric energy                                           2,321                 2,501             2,261
Cost of gas                                                         708                   786               881
Cost of energy commodities and services                              --                    --               356
Operating and maintenance, net                                    2,581                 2,629             2,994
Depreciation, amortization, and decommissioning                   1,438                 1,748             1,222
                                                                 ------                ------            ------
  Total operating expenses                                        7,048                 7,664             7,714
                                                                 ------                ------            ------
Operating Income                                                  1,876                 1,831             1,896
Interest expense, net                                              (621)                 (570)             (632)
Other income, net                                                   103                   116                46
                                                                 ------                ------            ------
Income Before Income Taxes                                        1,358                 1,377             1,310
Income taxes                                                        629                   609               555
                                                                 ------                ------            ------
Net Income                                                          729                   768               755
                                                                 ------                ------            ------
Preferred dividend requirement                                       27                    33                33
                                                                 ------                ------            ------
Income Available for Common Stock                                $  702                $  735            $  722
                                                                 ======                ======            ======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       PACIFIC GAS AND ELECTRIC COMPANY
                          CONSOLIDATED BALANCE SHEET

                                                                                 1998                  1997
                                                                               --------              --------
                                                                           (in millions) Balance at December 31,
Assets
Current Assets
  Cash and cash equivalents                                                    $    73                $    80
  Short-term investments                                                            17                  1,143
  Accounts receivable
    Customers, net                                                               1,383                  1,204
    Regulatory balancing accounts                                                   --                    458
    Related parties                                                                 14                    459
  Inventories
    Fuel oil and nuclear fuel                                                      187                    207
    Gas stored underground                                                         130                    102
    Materials and supplies                                                         159                    189
  Prepayments                                                                       50                     25
                                                                              --------               --------
  Total current assets                                                           2,013                  3,867
Property, Plant, and Equipment
  Electric                                                                      16,924                 16,913
  Gas                                                                            7,072                  6,851
  Construction work in progress                                                    273                    421
                                                                              --------               --------
  Total property, plant, and equipment (at original cost)                       24,269                 24,185
    Accumulated depreciation and decommissioning                               (11,397)               (11,134)
                                                                              --------               --------
  Net property, plant, and equipment                                            12,872                 13,051
Other Noncurrent Assets
  Regulatory assets                                                              6,288                  6,846
  Nuclear decommissioning funds                                                  1,172                  1,024
  Other                                                                            605                    359
                                                                              --------               --------
  Total noncurrent assets                                                        8,065                  8,229
                                                                              --------               --------
Total Assets                                                                  $ 22,950               $ 25,147
                                                                              ========               ========

                       PACIFIC GAS AND ELECTRIC COMPANY
                          CONSOLIDATED BALANCE SHEET

                                                                              1998                 1997
                                                                            --------             --------
                                                                       (in millions) Balance at December 31,
Liabilities and Equity
Current Liabilities
  Short-term borrowings                                                       $   668             $    --
  Current portion of long-term debt                                               260                 580
  Current portion of rate reduction bonds                                         290                 290
  Accounts payable
    Trade creditors                                                               718                 441
    Related parties                                                                60                 134
    Regulatory balancing accounts                                                  79                  --
    Other                                                                         374                 424
  Accrued taxes                                                                     2                 229
  Deferred income taxes                                                             3                 149
  Other                                                                           558                 527
                                                                              -------             -------
  Total current liabilities                                                     3,012               2,774
Noncurrent Liabilities
  Long-term debt                                                                5,444               6,218
  Rate reduction bonds                                                          2,321               2,611
  Deferred income taxes                                                         3,060               3,304
  Deferred tax credits                                                            283                 338
  Other                                                                         2,045               1,810
                                                                              -------             -------
  Total noncurrent liabilities                                                 13,153              14,281
Preferred Stock With Mandatory Redemption Provisions
  6.30% and 6.57%, outstanding 5,500,000 shares, due 2002-2009                    137                 137
Company Obligated Mandatorily Redeemable Preferred Securities of Trust
  Holding Solely Utility Subordinated Debentures
  7.90%, 12,000,000 shares, due 2025                                              300                 300
Stockholders' Equity
  Preferred stock without mandatory redemption provisions
    Nonredeemable -- 5% to 6%, outstanding 5,784,825 shares                       145                 145
    Redeemable -- 4.36% to 7.04%, outstanding 5,973,456 shares                    142                 257
  Common stock, $5 par value, authorized 800,000,000 shares;
    issued and outstanding, 341,353,455 and 403,504,292                         1,707               2,018
  Additional paid in capital                                                    2,094               2,564
  Reinvested earnings                                                           2,260               2,671
                                                                              -------             -------
  Total stockholders' equity                                                    6,348               7,655
Commitments and Contingencies (Notes 1,  2, 3, 4, 5, 14, and 15)                   --                  --
                                                                              -------             -------
Total Liabilities and Stockholders' Equity                                    $22,950             $25,147
                                                                              =======             =======

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       PACIFIC GAS AND ELECTRIC COMPANY
                     STATEMENT OF CONSOLIDATED CASH FLOWS

                                                                            1998                1997              1996
                                                                          --------            --------          --------
                                                                           (in millions) For the year ended December 31,
Cash Flows From Operating Activities
Net income                                                                  $   729            $   768            $   755
Adjustments to reconcile net income to net cash provided by
operating activities:
  Depreciation, amortization, and decommissioning                             1,438              1,748              1,222
  Deferred income taxes and tax credits-net                                    (257)              (182)              (150)
  Other deferred charges and noncurrent liabilities                              31                133                116
  Net effect of changes in operating assets and liabilities:
    Accounts receivable                                                         266               (582)               (70)
    Regulatory balancing accounts receivable                                    537                126                302
    Inventories and prepayments                                                  (3)                12                 32
    Accounts payable -- trade                                                   203                (80)               217
    Accrued taxes                                                              (227)               (62)                36
    Other working capital                                                       (50)              (128)                (6)
  Other-net                                                                     (39)                15                127
                                                                            -------             ------            -------
Net cash provided by operating activities                                     2,628              1,768              2,581
Cash Flows From Investing Activities
Capital expenditures                                                         (1,382)            (1,522)            (1,230)
Acquisitions and investments in unregulated projects                             --                 --               (229)
Proceeds from sale of generation assets                                         501                 --                 --
Other-net                                                                        22               (117)              (120)
                                                                            -------             ------            -------
Net cash used by investing activities                                          (859)            (1,639)            (1,579)
                                                                            -------             ------            -------
Cash Flows From Financing Activities
Net borrowings (repayments) under credit facilities                             668               (681)              (115)
Long-term debt issued                                                            --                355              1,088
Long-term debt matured, redeemed, or repurchased                             (1,413)              (852)            (1,472)
Proceeds from issuance of rate reduction bonds                                   --              2,881                 --
Preferred stock redeemed                                                       (108)                --                 --
Common stock repurchased                                                     (1,600)                --                 --
Dividends paid                                                                 (444)              (739)              (844)
Other-net                                                                        (5)               (14)              (249)
                                                                            -------             ------            -------
Net cash used by financing activities                                        (2,902)               950             (1,592)
Net Change in Cash and Cash Equivalents                                      (1,133)             1,079               (590)
Cash and Cash Equivalents at January 1                                        1,223                144                734
                                                                            -------             ------            -------
Cash and Cash Equivalents at December 31                                    $    90             $1,223            $   144
                                                                            =======             ======            =======
Supplemental disclosures of cash flow information
  Cash paid for:
    Interest (net of amounts capitalized)                                   $   600             $  547            $   598
    Income taxes                                                              1,115                841                640


The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                       PACIFIC GAS AND ELECTRIC COMPANY
                STATEMENT OF CONSOLIDATED COMMON STOCK EQUITY,
                   PREFERRED STOCK, AND PREFERRED SECURITIES


                                                                                               Preferred     Preferred    Company
                                                                                                 Stock        Stock       Obligated
                                                                                   Total        Without        With      Mandatorily
                                                         Additional                Common      Mandatory     Mandatory   Redeemable
                                                Common     Paid-in    Reinvested    Stock      Redemption    Redemption   Preferred
(dollars in millions)                            Stock     Capital     Earnings     Equity     Provisions    Provisions   Securities

------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1995                       $ 2,070     $3,716     $ 2,813      $ 8,599       $ 402          $137        $300
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                 755          755
Common stock issued
 (9,290,102 shares)                                  47        173                      220
Common stock repurchased
 (19,811,396 shares)                                (99)      (182)       (174)        (455)
Cash dividends declared
 Preferred stock                                                           (33)         (33)
 Common stock                                                             (729)        (729)
Other                                                            3           4            7
-----------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1996                         2,018      3,710       2,636        8,364         402           137         300
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                 768          768
Holding company formation                                   (1,146)                  (1,146)
Cash dividends declared
 Preferred stock                                                           (33)         (33)
 Common stock                                                             (699)        (699)
Other                                                                       (1)          (1)
-----------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1997                         2,018      2,564       2,671        7,253         402           137         300
-----------------------------------------------------------------------------------------------------------------------------------

Net income                                                                 729          729
Common stock repurchased
 (62,150,837 shares)                               (311)      (481)       (808)      (1,600)
Preferred stock redeemed
 (4,323,948 shares)                                                         (3)          (3)       (105)
Cash dividends declared
 Preferred stock                                                           (28)         (28)
 Common stock                                                             (300)        (300)
Other                                                           11          (1)          10         (10)
-----------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1998                       $ 1,707     $2,094     $ 2,260     $  6,061       $ 287          $137        $300
                                               ====================================================================================

The accompanying Notes to the Consolidated Financial Statements are an integral part of this statement.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: General

Basis of Presentation: PG&E Corporation became the holding company of Pacific Gas and Electric Company (the Utility) on January 1, 1997. Prior to that time, the Utility was the predecessor of PG&E Corporation. Effective with PG&E Corporation's formation, the Utility's interests in its unregulated subsidiaries were transferred to PG&E Corporation.

   This is a combined annual report of PG&E Corporation and the Utility. Therefore, the Notes to Consolidated Financial Statements apply to both PG&E Corporation and the Utility. PG&E Corporation's consolidated financial statements include the accounts of PG&E Corporation, the Utility, and PG&E Corporation's other wholly owned subsidiaries. The Utility's consolidated financial statements include its accounts as well as those of its wholly owned subsidiaries. PG&E Corporation and the Utility have identical 1996 consolidated financial statements because they represent the accounts of the Utility as predecessor of PG&E Corporation. All significant intercompany transactions have been eliminated from the consolidated financial statements. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the 1998 presentation.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of revenues, expenses, assets, and liabilities and the disclosure of contingencies. Actual results could differ from these estimates.

   Accounting principles utilized include those necessary for rate-regulated enterprises which reflect the ratemaking policies of the California Public Utilities Commission (CPUC) and the Federal Energy Regulatory Commission (FERC).

Operations: PG&E Corporation is an energy-based holding company headquartered in San Francisco, California. PG&E Corporation's businesses provide energy services throughout North America. PG&E Corporation's Northern and Central California energy utility subsidiary, Pacific Gas and Electric Company, provides natural gas and electric service to one of every 20 Americans. PG&E Corporation's four unregulated businesses provide a wide range of energy products and services through its wholesale and retail unregulated business operations.

   PG&E Corporation's wholesale unregulated business operations consist of U.S. Generating Company (USGen) which develops, builds, operates, owns, and manages power generation facilities that serve wholesale and industrial customers; PG&E Gas Transmission (PG&E GT) which operates approximately 9,000 miles of natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest (PG&EGTNW) and Texas (PG&E GTT); and PG&E Ener gy Trading (PG&E ET) which purchases and resells energy commodities and related financial instruments in major North American markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.

   PG&E Corporation's retail unregulated business operations consist of PG&E Energy Services (PG&E ES) which provides competitively priced electricity, natural gas, and related services to lower overall energy costs for industrial, commercial, and institutional customers.

Regulation and Statements of Financial Accounting Standards (SFAS) No. 71: The Utility is regulated by the CPUC, the FERC, and the Nuclear Regulatory Commission (NRC) among others. The gas transmission business in the Pacific Northwest is regulated by the FERC. The gas transmission business in Texas is regulated by the Texas Railroad Commission.

   PG&E Corporation and the Utility account for the financial effects of regulation in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." This statement allows for the deferral as a regulatory asset costs that otherwise would have been expensed if it is probable that the costs will be recovered in future regulated revenues. In addition, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires PG&E Corporation and the Utility to write off regulatory assets when they are no longer probable of recovery. On an ongoing basis, PG&E Corporation and the Utility review their regulatory assets and liabilities for the continued applicability of SFAS No. 71 and the effect of SFAS No. 121.

 Regulatory assets and liabilities are comprised of the following:

December 31,                                                                              1998    1997
-------------------------------------------------------------------------------------------------------
(in millions)
Utility:
    Generation-related transition costs/(1)/                                             $5,355  $5,964
    Unamortized loss, net of gain, on
        reacquired debt                                                                     289     283
    Regulatory assets for deferred income tax                                               293     253
    Other (net)                                                                             351     346
-------------------------------------------------------------------------------------------------------
Total Utility                                                                             $6,288 $6,846
Wholesale                                                                                     59     54
                                                                                          -------------
Regulatory assets                                                                         $6,347 $6,900
                                                                                          -------------
Regulatory liabilities                                                                    $526   $  477
                                                                                          -------------

/(1)/ See Note 2 of Notes to Consolidated Financial Statements, for further discussion.

   Regulatory assets and liabilities are amortized over the period that the costs are reflected in regulated revenues. The majority of the Utility's regulatory assets are included in generation-related transition costs. The Utility is amortizing its eligible transition costs, including generation-related regulatory assets, over the transition period in conjunction with the available competitive transition charge (CTC) revenues. During 1998, regulatory assets related to electric utility restructuring decreased by $609 million. This decrease reflects the recovery of eligible transition costs of $486 million through accelerated amortization and $123 million through the gain on the sale of generating plants.

Revenues and Regulatory Balancing Accounts: In connection with electric industry restructuring, use of the Utility's sales and energy cost balancing accounts for electric utility revenues has been discontinued in 1998. These balancing accounts have been replaced with regulatory adjustment mechanisms which impact expenses instead of revenues. (See Note 2.) For gas utility revenues, sales balancing accounts accumulate differences between authorized and actual base revenues. Further, gas cost balancing accounts accumulate differences between the actual cost of gas and the revenues designated for recovery of such costs. The regulatory balancing accounts accumulate balances until they are refunded to or received from Utility customers through authorized rate adjustments. Utility revenues included amounts for services rendered but unbilled at the end of each year.

Accounting for Price Risk Management Activities: PG&E Corporation, primarily through its subsidiaries, engages in price risk management activities for both non-hedging and hedging purposes. PG&E Corporation conducts non-hedging activities principally through its unregulated subsidiary, PG&E ET. Derivative and other financial instruments associated with PG&E Corporation's electric power, natural gas, natural gas liquids, and related non-hedging activities are accounted for using the mark-to-market method of accounting.

   Under mark-to-market accounting, PG&E Corpo-ration's non-hedging contracts, including both physical contracts and financial instruments, are recorded at market value, which approximates fair value. The market prices used to value these transactions reflect management's best estimates considering various factors including market quotes, time value, and volatility factors of the underlying commitments. The values are adjusted to reflect the potential impact of liquidating a position in an orderly manner over a reasonable period of time under present market conditions.

   Changes in the market value of these contract portfolios, resulting primarily from newly originated transactions and the impact of commodity price and interest rate movements, are recognized in operating revenues in the period of change. Unrealized gains and losses of these contract portfolios are recorded as assets and liabilities, respectively, from price risk management.

   In addition to the non-hedging activities discussed above, PG&E Corporation may engage in hedging activities using futures, forward contracts, options, and swaps to hedge the impact of market fluctuations on energy commodity prices, interest rates, and foreign currencies when there is a high degree of correlation between price movements in the derivative and the item designated as being hedged. PG&E Corporation accounts for hedge transactions under the deferral method. Initially, PG&E Corporation defers unrealized gains and losses on these transactions and classifies

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

them as assets or liabilities. When the hedged transaction occurs, PG&E Corporation recognizes the gain or loss in operating expense. In instances where the anticipated correlation of price movements does not occur, hedge accounting is terminated and future changes in the value of the derivative are recognized as gains or losses. If the hedged item is sold, the value of the associated derivative is recognized in income.

   For regulatory reasons, the Utility manages price risk independently from the activities in PG&E Corporation's unregulated business. In the first quarter of 1998, the CPUC granted approval for the Utility to use financial instruments to manage price volatility of gas purchased for the Utility's electric generation portfolio. The approval limits the Utility's outstanding financial instruments to $200 million, with downward adjustments occurring as the Utility divests its fossil-fueled generation plants. (See Utility Generation Divestiture, below.) Authority to use these risk management instruments ceases upon the full divestiture of fossil-fueled generation plants or at the end of the current electric rate freeze (see Rate Freeze and Rate Reduction, below), whichever comes first.

   In the second quarter of 1998, the CPUC granted conditional authority to the Utility to use natural gas-based financial instruments to manage the impact of natural gas prices on the cost of electricity purchased pursuant to existing power-purchase contracts. Under the authority granted in the CPUC decision, no natural gas-based financial instruments shall have an expiration date later than December 31, 2001. Further, if the rate freeze ends before December 31, 2001, the Utility shall net any outstanding financial instrument contracts through equal and opposite contracts, within a reasonable amount of time. Also during the fourth quarter, the CPUC granted conditional authority to the Utility to use natural gas-based financial instruments to manage price and revenue risks associated with its natural gas transmission and storage assets.

Property, Plant, and Equipment: Plant additions and replacements are capitalized. The capitalized costs include labor, materials, construction overhead, and capitalized interest or an allowance for funds used during construction (AFUDC). AFUDC is the estimated cost of debt and equity funds used to finance regulated plant additions. The Utility recovers AFUDC in rates through depreciation expense over the useful life of the related asset.

   The original cost of retired plant and removal costs less salvage value is charged to accumulated depreciation upon retirement of plant in service for the Utility and the unregulated businesses that apply SFAS No. 71. For our wholesale and retail unregulated business operations, the cost and accumulated depreciation of property, plant, and equipment retired or otherwise disposed of are removed from related accounts and included in the determination of the gain or loss on disposition.

   Property, plant, and equipment is depreciated using a straight-line remaining-life method. PG&E Corporation's composite depreciation rates were
4.11 percent, 3.70 percent, and 3.37 percent for the years ended December 31, 1998, 1997, and 1996, respectively. The Utility's composite depreciation rates were 4.15 percent, 3.52 percent, and 3.37 percent for the years ended December 31, 1998, 1997, and 199 6, respectively.

Gains and Losses on Reacquired Debt: Any gains and losses on reacquired debt associated with regulated operations that are subject to the provisions of SFAS No. 71 are deferred and amortized over the remaining original lives of the debt reacquired, consistent with ratemaking principles. Gains and losses on reacquired debt associated with unregulated operations are recognized in earnings at the time such debt is reacquired.

Inventories: Inventories include material and supplies, gas stored underground, nuclear fuel, and fuel oil. Materials and supplies and gas stored underground are valued at average cost. Stored nuclear fuel inventory is stated at lower of average cost or market. Nuclear fuel in the reactor is amortized based on the amount of energy output. Fuel oil is valued by the last-in-first-out method.

Cash Equivalents and Short-Term Investments: Cash equivalents (stated at cost, which approximates market) include working funds and consist primarily of eurodollar time deposits, bankers acceptances, and some commercial paper with original maturities of three months or less.

Income Taxes: PG&E Corporation uses the liability method of accounting for income taxes. Income tax expense includes current and deferred income taxes resulting from operations during the year. Tax credits are amortized over the life of the related property.

   PG&E Corporation files a consolidated federal income tax return that includes domestic subsidiaries in which its ownership is 80 percent or more. The Utility and various other subsidiaries are parties to a tax-sharing arrangement with PG&E Corporation. PG&E Corporation files consolidated state income tax returns when applicable. The Utility reports taxes on a stand-alone basis.

Related Party Agreements: In accordance with various agreements, the Utility and other subsidiaries provide and receive various services from their parent, PG&E Corporation. Services include the Utility's provision of general and administrative services. The Utility and other subsidiaries receive general and administrative services and financing from PG&E Corporation. Corporate costs, such as administrative costs, interest, and income taxes, are allocated to subsidiaries using a variety of factors including their share of employees, operating expenses, assets, and other cost causal methods. Also, the Utility purchases gas transmission services from PG&EGTNW.

Note 2: California Electric Industry Restructuring

In 1998, California became one of the first states in the country to implement an electric industry restructuring plan. California electric industry restructuring has two major impacts on the financial statements. The two major components are the competitive market framework and the electric transition plan, which are discussed below.

Competitive Market Framework: To create a competitive generation market, a Power Exchange (PX) and an Independent System Operator (ISO) began operating in 1998. The Utility is required to sell to the PX all of the electricity generated by its power plants and electricity acquired under contractual agreements with unregulated generators. Also, the Utility is required to buy from the PX all electricity needed to provide service to retail customers that continue to choose the Utility as their electricity supplier. The ISO schedules delivery of electricity for all market participants to the transmission system. The Utility continues to own and maintain a portion of the transmission system, but the ISO controls the operation of the system.

   For the year ended December 31, 1998, the cost of energy for the Utility, reflected on the Statement of Consolidated Income, is comprised of the cost of PX purchases, ancillary services (standby power and miscellaneous services) purchased from the ISO, cost of transmission, and the cost of Utility generation, net of sales to the PX as follows:

For the year ended December 31,                                1998
----------------------------------------------------------------------
(in millions)
Cost of fuel for electric generation                           $2,030
Cost of purchases from the PX                                     723
Net cost of ancillary services                                    406
Proceeds from sales to the PX                                    (838)
----------------------------------------------------------------------
Cost of electric energy                                        $2,321
----------------------------------------------------------------------

   The Utility's cost of energy is recovered from retail customers under the terms of the restructuring plan.

California Transition Plan: Market-based revenues determined by the market through sales to the PX may not be sufficient to recover (that is, to collect from customers) all of the Utility's generation costs. To allow California investor-owned utilities the opportunity to recover their transition costs (generation costs that would not be recovered through market-based revenues) and to ensure a smooth transition to a competitive market, the California legislature developed a transition plan in the form of state legislation that was passed in 1996. The transition plan will remain in effect until the earlier of December 31, 2001, or when the Utility has recovered its authorized transition costs as determined by the CPUC, with provisions that certain transition costs can be recovered after the transition period. At the conclusion of the transition period, the Utility will be at risk to recover any of its remaining generation costs through market-based revenues. The transition plan contains three principal elements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

consisting of the determination of: (1) an electric rate freeze and rate reduction, (2) the recovery of transition costs, and (3) divestiture of utility-owned generation facilities. Each element is discussed below.

* Rate Freeze and Rate Reduction:
The first element of the transition plan is an electric rate freeze and an electric rate reduction. In 1997 and 1998, the Utility held rates for its larger customers at 1996 levels, and it will hold their rates at that level until the end of the transition period. On January 1, 1998, the Utility reduced electric rates for its residential and small commercial customers by 10 percent from 1996 levels, and it will hold their rates at that level until the end of the transition period. Collectively, these actions are called a rate freeze.

   To pay for the 10 percent rate reduction, the Utility refinanced $2.9 billion of its transition costs with the proceeds of rate reduction bonds. (See Note 9.) The bonds allow for the rate reduction by lowering the carrying cost on a portion of the transition costs and by deferring recovery of a portion of these transition costs until after the transition period.

   The frozen rates include a component for transition cost recovery. Transition costs are being recovered from all Utility distribution customers through a nonbypassable charge regardless of the customer's choice of electricity supplier. As the customer charge for transition costs is nonbypassable, the Utility does not believe that the availability of choice to its customers will have a material impact on its ability to recover transition costs.

   Revenues from frozen electric rates provide for the recovery of authorized Utility costs, including transmission and distribution service, public purpose programs, nuclear decommissioning, and rate reduction bond debt service. To the extent the revenues from frozen rates exceed authorized Utility costs, the remaining revenues constitute the CTC which recovers the transition costs. These CTC revenues are subject to seasonal fluctuations in the Utility's sales volumes and certain other factors.

* Transition Cost Recovery:
Transition costs consist of: (1) above-market sunk costs (sunk costs are costs associated with Utility-owned generation assets that are fixed and unavoidable and currently included in the Utility customers' electric rates) and future costs, such as costs related to plant removal of Utility-owned generation facilities, (2) costs associated with the Utility's long-term contracts to purchase power at above-market prices from qualifying facilities and other power suppliers, and (3) generation-related regulatory assets and obligations. (In general, regulatory assets are expenses deferred in the current or prior periods to be included in rates in subsequent periods.)

   Above-market sunk costs result when the book value of a facility is in excess of its market value. Conversely, below-market sunk costs result when the market value of a facility is in excess of its book value. The total amount of generation facility costs to be included as transition costs will be based on the aggregate of above-market and below-market values. The above-market portion of these costs is eligible for recovery as a transition cost. The below-market portion of these costs will reduce other unrecovered transition costs. A valuation of a Utility-owned generation facility where the market value exceeds the book value could result in a material charge to Utility earnings if the valuation of the facility is determined based upon any method other than a sale of the facility to a third party. This is because any excess of market value over book value would be used to reduce other transition costs.

   The Utility will not be able to determine the exact amount of above-market non-nuclear sunk costs that will be recoverable as transition costs until a market valuation process (appraisal, spin, sale, or other valuation method) is completed for each of its generation facilities. Several of these valuations occurred in 1997 and 1998, when the Utility agreed to sell seven of its electric plants. The market value of these facilities determined by these sales exceeded the book value and will therefore reduce the amount of transition costs to be recovered. In addition, in December 1998, the Utility requested that the CPUC allow it to hire appraisers to set the value of its hydroelectric generation system. (See Generation Divestiture below.) The remainder of the valuation process is expected to be completed by December 31, 2001. Nuclear sunk costs were separately determined through a CPUC proceed-ing and were subject to a final verification audit. This audit was completed in August 1998, the results of which are currently under review.

   The Utility has long-term contracts to purchase electric power at above-market prices. To the extent that individual contract prices are above market price, the Utility is collecting the difference between the contract price and the market price from customers, as a transition cost, over the term of the contract. The contracts expire at various dates through 2028. The total amount of the above-market costs under long-term contracts will be based on several variables, including the capacity factors of the related generating facilities and future market prices for electricity. During 1998, the average price paid per kilowatt hour (kWh) under the Utility's long-term contracts for electric power was 7.4 cents per kWh. The average cost of electric energy for energy purchased at market rates from the PX (a measure of market prices) for the period from April 1, 1998, to December 31, 1998, was 3.2 cents per kWh.

   Generation-related regulatory assets and obligations (net generation-related regulatory assets) are included as transition costs. These net regulatory assets consist of those created prior to the transition period and those created during the transition period. In 1998, the staff of the Securities and Exchange Commission (SEC)issued interpretive guidance related to assets which are being transitioned to a deregulated environment. The guidance states that an impairment analysis should be performed for such assets and that the impairment analysis should exclude transition cost revenues. Following this guidance, the Utility determined that $3.9 billion of its generation assets were impaired. The Utility has determined that certain of its generation facilities are considered impaired under the SEC interpretive guidance. Because the Utility expects to recover the impaired assets as a transition cost, it recorded a regulatory asset for the impaired amounts as required. As a result, in 1998, $3.9 billion was reclassified from property, plant, and equipment to regulatory assets on the Utility's balance sheet. Prior year amounts were also reclassified. The Utility's generation-related net regulatory assets total $5.4 billion at December 31, 1998.

   Under the transition plan, most transition costs can be recovered until December 31, 2001. This recovery period is significantly shorter than the recovery period of the generation assets prior to restructuring and is referred to as accelerated recovery. Accordingly, the Utility is amortizing its transition costs, including most generation-related regulatory assets over the transition period. The CPUC believes that the transition plan reduces risks associated with recovery of all the Utility's generation assets, including the Diablo Canyon Nuclear Power Plant (Diablo Canyon) and the hydroelectric facilities. As a result, during the transition period, the Utility is receiving a reduced return on common equity for all of its generation assets, including those generation assets reclassified to regulatory assets. In 1998, the reduced return on common equity was 6.77 percent as compared to an authorized return on common equity of 11.20 percent. The reduced return on common equity, related to generation assets, will be in effect throughout the transition period.

   Certain transition costs can be included in a non-bypassable charge to distribution customers after the transition period. These costs include: (1) certain employee-related transition costs, (2) above-market payments under existing long-term contracts to purchase power, discussed above, and (3) unrecovered electric industry restructuring implementation costs. In addition, transition costs financed by the issuance of rate reduction bonds are expected to be recovered over the term of the bonds. Further, the Utility's nuclear decommissioning costs are being recovered through a CPUC-authorized charge, which will extend until sufficient funds exist to decommission our nuclear facility. During the rate freeze, this charge and the rate reduction bond debt service will not increase the Utility customers' electric rates. Excluding these exceptions, the Utility will write-off any transition costs not recovered during the transition period.

   Under the terms of the transition plan, revenues provided for the recovery of most non-nuclear transition costs are based upon the acceleration of such costs within the transition period. For nuclear transition costs, revenues provided for transition cost recovery are based on: (1) an established incremental cost incentive price per kWh generated by Diablo Canyon to recover certain ongoing costs and capital additions, and (2) the

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


accelerated recovery of the investment in Diablo Canyon from a period ending in 2016 to a five-year period ending December 31, 2001.

   The Utility is amortizing its eligible transition cost, including generation-related regulatory assets, over the transition period in conjunction with available CTC revenues. Effective January 1, 1998, the Utility started collecting these eligible transition costs through the nonbypassable CTC. During 1998, regulatory assets related to electric utility restructuring decreased by $609 million. This decrease reflects the recovery of eligible transition costs of $486 million through accelerated amortization and $123 million through the gain on the sale of generating plants.

   During the transition period, the CPUC will review the Utility's compliance with the accounting methods used by the Utility to recover transition costs and the amount of transition costs requested for recovery. The CPUC is currently reviewing non-nuclear transition costs amortized during the first six months of 1998. The Utility expects the CPUC to issue a decision regarding this review in the second half of 1999. Transition costs that are disallowed by the CPUC for collection from the Utility customers will be written off.

   In addition, in August 1998, an independent accounting firm retained by the CPUC completed its financial verification audit of the Utility's Diablo Canyon plant accounts at December 31, 1996. The audit resulted in the issuance of an unqualified opinion. The audit verified that Diablo Canyon sunk costs at December 31, 1996, were $3.3 billion of the total $7.1 billion construction costs. (Sunk costs are costs associated with Utility-owned generating facilities that are fixed and unavoidable and currently included in the Utility customers' electric rates.) The independent accounting firm also issued an agreed-upon special procedures report, requested by the CPUC, which questioned $200 million of the $3.3 billion sunk costs. The CPUC will review any proposed adjustments to Diablo Canyon's recoverable costs, which resulted from the report. At this time, the Utility cannot predict what actions, if any, the CPUC may take regarding the audit report.


* Generation Divestiture:
In 1998, the Utility completed the sale of three fossil-fueled generation plants for $501 million. These three fossil-fueled plants had a combined book value at the time of the sale of $346 million and had a combined capacity of 2,645 megawatts (MW).

   Also in 1998, the Utility agreed to sell three other fossil-fueled generation plants and its complex of geothermal generation facilities. The winning bids total $1,014 million. As of December 31, 1998, these four plants had a combined book value of $523 million and had a combined capacity of 4,289 MW. The sales are subject to the approval of regulatory agencies, including the CPUC, and conditioned upon the transfer of various permits and licenses. The Utility expects to complete the sale of these four plants in 1999.

   The Utility will retain a liability for required environmental remediation related to all of its fossil-fueled generation and geothermal plants of any pre-closing soil or groundwater contamination at the plants it has or will sell. The Utility records its estimated liability for the retained environmental remediation obligation as part of the determination of the gain or loss on the sale of each plant.

   Any net gains from the sale of the Utility-owned generation plants will be used to offset other transition costs. As a result, PG&E Corporation does not believe sales of any generation facilities to a third party will have a material impact on its results of operations.

   The Utility is currently evaluating its options related to its remaining non-nuclear generation facilities, primarily the hydroelectric generation system. In May 1998, the Utility notified the CPUC that it does not plan to retain the hydroelectric generation assets as part of the Utility. In December 1998, the Utility filed with the CPUC its proposed appraisal process for valuing generation assets, primarily the hydroelectric facilities. The Utility expects to receive a response to this request in 1999.

   At December 31, 1998, the book value of the Utility's net investment in hydroelectric generation assets was $1.4 billion. If the Utility decides to dispose of the hydroelectric generation assets by any method other than a sale of the assets to a third party, a material charge could result to the extent that the market value of the assets exceeds their book value. The market value of the hydroelectric assets is expected to exceed their book value by a material amount.

Financial Impact of Transition Plan: The Utility's ability to continue recovering its transition costs will be dependent on several factors, including:
(1) the continued application of the regulatory framework established by the CPUC and state legislation, (2) the amount of transition costs ultimately approved for recovery by the CPUC, (3) the market value of the remaining Utility-owned generation facilities, (4) future Utility sales levels, (5) future Utility fuel and operating costs, (6) the extent to which the Utility's authorized revenues to recover distribution costs are increased or decreased, and (7) the market price of electricity. Given the current evaluation of these factors, PG&E Corporation believes that the Utility will recover its transition costs under the terms of the approved transition plan. However, a change in one or more of these factors could affect the probability of recovery of transition costs and result in a material charge.

Note 3: Price Risk Management and Financial Instruments

   The following table is a summary of the contract or notional amounts and maturities of PG&E Corporation's contracts used for non-hedging activities related to commodity price risk management as of December 31, 1998. Short and as of December 31, 1998 are immaterial.

                                                                      Maximum
Natural Gas and                          Purchase         Sale        Term in
Electricity Contracts                     (Long)        (Short)        Years
------------------------------------------------------------------------------
(billions of MMBtu equivalents/(a)/)
Non-Hedging Activities
Swaps                                        6.12             5.94          8
Options                                      1.39             1.18          5
Futures                                      0.44             0.46          4
Forward Contracts                            3.68             3.53          5
------------------------------------------------------------------------------

/(a)/ One MMBtu is equal to one million British thermal units. PG&E
      Corporation's electric power contracts, measured in megawatts, were converted to MMBtu equivalents using a conversion factor of 10 MMBtu's per 1 megawatt-hour.

                                                                   Maximum
                                         Purchase      Sale        Term in
Natural Gas Liquids Contracts             (Long)      (Short)       Years
------------------------------------------------------------------------------
(millions of barrels)
Non-Hedging Activities
Swaps                                        15.13     20.96                2
Options                                      19.24     17.69                1
Futures                                      24.16     25.18                1
Forward Contracts                             5.01      5.29                2
------------------------------------------------------------------------------

   Volumes shown for swaps represent notional volumes that are used to calculate amounts due under the agreements and do not represent volumes exchanged. Moreover, notional amounts are indicative only of the volume of activity and are not a measure of market risk.

   The following table discloses the estimated fair values of price risk management assets and liabilities as of December 31, 1998. PG&E Corporation's net gains and losses on swaps, options, futures, and forward contracts held during the year for non-hedging purposes were $69 million, $(49) million, $(63) million, and $101 million, respectively. The ending and average fair values and associated carrying amounts of derivative contracts used for hedging purposes are not material as of December 31, 1998.

                                                     Average      Ending
                                                   Fair Value   Fair Value
------------------------------------------------------------------------------
(in millions)
Assets
Non-Hedging Activities
Swaps                                                $   494      $  947
Options                                                  121         154
Futures                                                  115         150
Forward Contracts                                        342         499
------------------------------------------------------------------------------
 Total                                                $1,072      $1,750
                                                    --------------------------
Noncurrent portion                                                   334
------------------------------------------------------------------------------
Current portion                                                   $1,416
                                                                 -------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                     Average       Ending
                                                    Fair Value   Fair Value
----------------------------------------------------------------------------
(in millions)
Liabilities
Non-Hedging Activities
Swaps                                                 $  476      $  908
Options                                                  147         201
Futures                                                  111         186
Forward Contracts                                        282         398
----------------------------------------------------------------------------
 Total                                                $1,016      $1,693
                                                   -------------------------
Noncurrent portion                                                   281
----------------------------------------------------------------------------
Current portion                                                   $1,412
                                                                 -----------

   The impact of price risk management assets and liabilities on PG&E Corporation's results of operations for fiscal 1997 was immaterial.

   In valuing its electric power, natural gas, and natural gas liquids portfolios, PG&E Corporation considers a number of market risks and estimated costs and continuously monitors the valuation of identified risks and adjusts them based on present market conditions. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that PG&E Corporation could realize in the current market.

   Generally, exchange-traded futures contracts require deposit of margin cash, the amount of which is subject to change based on market movement and in accordance with exchange rules. Margin cash requirements for over-the-counter financial instruments are specified by the particular instrument and often do not require margin cash and are settled monthly. Both exchange-traded and over-the-counter options contracts require payment/receipt of an option premium at the inception of the contract. Margin cash for commodities futures and cash on deposit with counterparties was immaterial at December 31, 1998.

Note 4: Concentrations of Market and Credit Risk

Market Risk: Market risk is the risk that changes in market prices will adversely effect earnings and cash flows. PG&E Corporation is primarily exposed to the market risk associated with energy commodities such as electric power, natural gas, and natural gas liquids. Therefore, PG&E Corporation's price risk management activities primarily involve buying and selling fixed price commodity commitments into the future. Net open positions often exist or are established due to PG&E Corporation's assessment of and response to changing market conditions. To the extent that PG&E Corporation has an open position, it is exposed to the risk that fluctuating market prices may adversely impact its financial results.

Credit Risk: The use of financial instruments to manage the risks associated with changes in energy commodity prices creates exposure resulting from the possibility of nonperformance by counterparties pursuant to the terms of their contractual obligation. The counterparties in PG&E Corporation's portfolio consist primarily of investor owned and municipal utilities, energy trading companies, financial institutions, and oil and gas production companies. PG&E Corporation minimizes credit risk by dealing primarily with creditworthy counterparties in accordance with established credit approval practices and limits. PG&E Corporation routinely assesses the financial strength of its counterparties and may require letters of credit or parental guarantees when the financial strength of a counterparty is not considered sufficient. PG&E Corporation has experienced no material losses due to the nonperformance of counterparties in 1998. The credit exposure of the five largest counterparties comprised approximately $127 million of the total credit exposure associated with financial instruments used to manage price risk. Counterparties considered to be investment grade or higher comprise 71 percent of the total credit exposure.

Note 5: Acquisitions and Sales

In January 1997, PG&E Corporation acquired Teco Pipeline Company for $378 million, consisting of $317 million of PG&E Corporation common stock and the purchase of a $61 million note.

   In April 1997, through one of its wholly owned subsidiaries, PG&E Corporation sold its interest in International Generating Company, Ltd., which resulted in an after-tax gain of approximately $120 million.

   In July 1997, PG&E Corporation completed its acquisition of Valero Energy Corporation's natural gas business and a gas marketing business located in Texas. PG&E Corporation issued approximately 31 million shares of its common stock to acquire Valero along with the assumption of $780 million in long-term debt, equating to a purchase price of approximately $1.5 billion. The acquisition was accounted for as a purchase and accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on estimated fair values.

   In September 1997, PG&E Corporation became the sole owner of USGen, an independent power developer and manager; U.S. Operating Services Company, USGen's operations and maintenance affiliate; and USGen Power Services, L.P., USGen's power marketing affiliate. Additionally, PG&E Corporation has acquired all or part of interest in several power projects that are affiliated with USGen.

   In July 1998, PG&E Corporation sold its Australian energy holdings. The sale represents a premium on the price in local currency of PG&E Corporation's 1996 investment in the assets. However, the transaction resulted in a non-recurring charge of $.06 per share in the second quarter of 1998. This charge was primarily due to the 22 percent currency devaluation of the Australian dollar against the U.S. dollar during the past two years.

   In September 1998, PG&E Corporation, through its indirect subsidiary USGen New England, Inc., completed the acquisition of a portfolio of electric generating assets and power supply contracts from the New England Electric System (NEES). The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon a preliminary assessment of the fair values at the date of acquisition.

   Including fuel and other inventories and transaction costs, PG&E Corporation's financing requirements were approximately $1.8 billion, funded through $1.3 billion of USGen debt and a $425 million equity contribution from PG&ECorporation. The net purchase price has been allocated as follows: (1) electric generating assets of $2.3 billion classified as property, plant, and equipment; (2) receivable for support payments of $0.8 billion; and
(3)contractual obligations of $1.3 billion classified as current liabilities and other noncurrent liabilities. The NEES assets include hydroelectric, coal, oil, and natural gas generation facilities with a combined generating capacity of 4,000 MW. In addition, USGen assumed 23 multi-year power-purchase agreements representing an additional 800 MW of production capacity. USGen entered into agreements with NEES as part of the acquisition, which: (1) provide that NEES shall make support payments over the next ten years to USGen for the purchase power agreements; and (2) require that USGen provide electricity to NEES under contracts that expire over the next six to eleven years.

Note 6: Common Stock

PG&E Corporation: PG&E Corporation has authorized 800 million shares of no-par common stock of which 382,603,564 and 417,665,891 shares were issued and outstanding as of December 31, 1998 and 1997, respectively.

   As of December 31, 1997, the Board of Directors had authorized the repurchase of up to $1.7 billion of PG&E Corporation's common stock on the open market or in negotiated transactions. As part of this authorization, in January 1998, PG&E Corporation repurchased in a specific transaction 37 million shares of common stock. As of December 31, 1998, approximately $570 million remains available under this repurchase authorization. In February 1999, PG&E Corporation used this remaining authorization to purchase 16.6 million shares at a price of $30.25 per share. In connection with this transaction, PG&E Corporation has entered into a forward contract with an investment institution. PG&E Corporation will retain the risk of increases and the benefit of decreases in the price of the common shares purchased through the forward contract. This obligation will not be terminated until the investment institution has replaced the shares sold to PG&E Corporation through purchases on the open market or through privately negotiated transactions. The contract is anticipated to expire by year-end.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Utility: All of the Utility's stock outstanding is held by PG&E Corporation. In connection with the formation of the holding company, all of the Utility's common stock was converted on a share for share basis to PG&E Corporation common stock.

   The Utility has authorized 800 million shares of $5 par value common stock of which 341,353,455 and 403,504,292 shares are issued and outstanding at December 31, 1998 and 1997, respectively.

   The CPUC requires the Utility to maintain its CPUC-authorized capital structure, potentially limiting the amount of dividends the Utility may pay PG&E Corporation. In 1998, the Utility was in compliance with its CPUC-authorized capital structure.

Note 7: Preferred Stock and Utility Obligated Mandatorily Redeemable Preferred Securities of Trust Holding Solely Utility Subordinated Debentures

Preferred Stock: The Utility has authorized 75,000,000 shares of $25 par value preferred stock which may be issued as redeemable or nonredeemable preferred stock. At December 31, 1998 and 1997, the Utility has issued and outstanding 5,784,825 shares of nonredeemable preferred stock.

   At December 31, 1998 and 1997, the Utility has issued and outstanding 5,973,456 and 10,297,404 shares of redeemable preferred stock, respectively. The Utility's redeemable preferred stock is subject to redemption at the Utility's option, in whole or in part, if the Utility pays the specified redemption price plus accumulated and unpaid dividends through the redemption date. Annual dividends and redemption prices per share at December 31, 1998, range from $1.09 to $1.76 and from $25.00 to $27.25, respectively. In 1998, the Utility redeemed its Series 7.44% preferred stock with a face value of $65 million. Also in 1998, the Utility redeemed its Series 6 7\8% preferred stock with a face value of $43 million. During 1997 and 1996, the Utility did not redeem or repurchase any of its preferred stock.

   The Utility's redeemable preferred stock with mandatory redemption provisions consists of 3 million shares of the 6.57% series and 2.5 million shares of the 6.30% series at December 31, 1998. The 6.57% series and 6.30% series may be redeemed at the Utility's option beginning in 2002 and 2004, respectively, at par value plus accumulated and unpaid dividends through the redemption date. These series of preferred stock are subject to mandatory redemption provisions entitling them to sinking funds providing for the retirement of stock outstanding.

   Holders of the Utility's nonredeemable preferred stock 5%, 5.5%, and 6% series have rights to annual dividends per share ranging from $1.25 to $1.50.

   Dividends on all preferred stock are cumulative. All shares of preferred stock have voting rights and equal preference in dividend and liquidation rights. Upon liquidation or dissolution of the Utility, holders of preferred stock would be entitled to the par value of such shares plus all accumulated and unpaid dividends, as specified for the class and series. The estimated fair value of the Utility's preferred stock with mandatory redemption provisions at December 31, 1998 and 1997, was $143 million and $146 million, respectively, based on quoted market prices.

Utility Obligated Mandatorily Redeemable Preferred Securities of Trust Holding Solely Utility Subordinated Debentures: The Utility, through its wholly owned subsidiary, PG&E Capital I (Trust), has outstanding 12 million shares of 7.90% cumulative quarterly income preferred securities (QUIPS), with an aggregate liquidation value of $300 million. Concurrent with the issuance of the QUIPS, the Trust issued to the Utility 371,135 shares of common securities with an aggregate liquidation value of $9 million. The Trust in turn used the net proceeds from the QUIPS offering and issuance of the common stock securities to purchase subordinated debentures issued by the Utility with a face value of $309 million, an interest rate of 7.9 percent, and a maturity date of 2025. These subordinated debentures are the only assets of the Trust. Proceeds from the sale of the subordinated debentures were used to redeem and repurchase higher-cost preferred stock.

   The Utility's guarantee of the QUIPS, considered together with the other obligations of the Utility with respect to the QUIPS, constitutes a full and unconditional guarantee by the Utility of the Trust's contractual obligations under the QUIPS issued by the Trust.

   The subordinated debentures may be redeemed at the Utility's option beginning in 2000 at par value plus accrued interest through the redemption date. The proceeds of any redemption will be used by the Trust to redeem QUIPS in accordance with their terms.

   Upon liquidation or dissolution of the Utility, holders of these QUIPS would be entitled to the liquidation preference of $25 per share plus all accrued and unpaid dividends thereon to the date of payment. The estimated fair value of the Utility's QUIPS at December 31, 1998 and 1997, was $303 million and $304 million, respectively, based on quoted market prices.

Note 8: Long-Term Debt

Long-term debt at December 31, 1998 and 1997, consisted of the following:

December 31,                                       1998         1997
(in millions)
Utility long-term debt
  First and refunding mortgage bonds
      Maturity          Interest rates
      1999-2002         5.500% to 8.75%           $  682        $1,241
      2003-2007         5.875% to 6.250%             902           974
      2008-2020         6.35% to 8.02%               160           160
      2021-2026         5.85% to 8.80%             2,117         2,498
-----------------------------------------------------------------------
      Principal amounts outstanding                3,861         4,873
      Unamortized discount net of premium            (32)          (42)
-----------------------------------------------------------------------
    Total mortgage bonds                           3,829         4,831
    Pollution control loan agreements,
      variable rates, due 2010-2026                1,348         1,348
    Unsecured medium-term notes,
      5.37% to 8.45%, due 1999-2014                  498           587
    Other Utility long-term debt                      29            32
-----------------------------------------------------------------------
Total Utility long-term debt                       5,704         6,798
Current portion of long-term debt                    260           580
-----------------------------------------------------------------------
Total Utility long-term debt, net of current
  portion                                          5,444         6,218
Long-term debt of wholesale and retail
 unregulated business operations
  First mortgage notes
    10.02% to 11.50%, due 1999-2009                  370           409
   Senior notes
    10.58%, due 1999-2000                             69           105
     7.10%, due 2005                                 250           250
   Medium term notes
     6.61% to 9.29%, due 2000-2012                   298           298
   Senior debentures
     7.80%, due 2025                                 148           148
   Amounts outstanding under credit
     facilities (See Note 10)                        654            80
   Other long-term debt                              267           230
-----------------------------------------------------------------------
Total wholesale and retail unregulated business
  operations long-term debt                        2,056         1,520
Current portion of long-term debt                     78            79
-----------------------------------------------------------------------
Long-term debt, net of current portion             1,978         1,441
-----------------------------------------------------------------------
Total long-term debt                              $7,422        $7,659
                                               ========================

Utility:
* First and Refunding Mortgage Bonds:
First and refunding mortgage bonds are issued in series and bear annual interest rates ranging from 5.50 percent to 8.80 percent. All real properties and

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


substantially all personal properties of the Utility are subject to the lien of the bonds, and the Utility is required to make semi-annual sinking fund payments for the retirement of the bonds. Additional bonds may be issued subject to CPUC approval, up to a maximum total amount outstanding of $10 billion assuming compliance with indenture covenants for earnings coverage and available property balances as security.

   The Utility redeemed or repurchased $501 million and $167 million of the bonds in 1998 and 1997, respectively, with interest rates ranging from 6.25 percent to 8.80 percent. These bonds were to mature from 2002 to 2026.

   Included in the total of outstanding bonds at December 31, 1998 and 1997, are $345 million of bonds held in trust for the California Pollution Control Financing Authority (CPCFA) with interest rates ranging from 5.85 percent to
6.625 percent and maturity dates ranging from 2009 to 2023. In addition to these bonds, the Utility holds long-term pollution control loan agreements with the CPCFA as described below.

* Pollution Control Loan Agreements:
Pollution control loan agreements from the CPCFA totaled $1,348 million at December 31, 1998 and 1997. Interest rates on the loans vary with average annual interest rates. For 1998 the interest rates ranged from 2.56 percent to 3.68 percent. These loans are subject to redemption by the holder under certain circumstances. These loans are primarily secured by irrevocable letters of credit which mature 2000 through 2003.

Wholesale and Retail Unregulated Business Operations: Long-term debt of wholesale and retail unregulated business operations consists of first mortgage bonds and other secured and unsecured obligations.

   The first mortgage notes are comprised of three series due serially from 1999 to 2009, and are secured by mortgages and security interests in the natural gas transmission and natural gas processing facilities and other real and personal property of PG&E GTT. The mortgage indenture requires semi-annual payments with one-half of each interest payment and one-fourth of each annual principal payment escrowed quarterly in advance. The mortgage indenture also contains covenants which restrict the ability of PG&E GTT to incur additional indebtedness and precludes cash distributions if certain cash flow coverages are not met.

   Other long-term debt consists of project financing associated with unregulated generation facilities, premiums and other loans.

Repayment Schedule: At December 31, 1998, PG&E Corporation's combined aggregate amounts of maturing long-term debt and sinking fund requirements, for the years 1999 through 2003, are $338 million, $698 million, $480 million, $1,256 million and $1,288 million, respectively. The Utility's share of those maturities and sinking fund requirements is $260 million, $466 million, $374 million, $1,120 million and $682 million, respectively.

Fair Value: The estimated fair value of PG&E Corporation's total long-term debt at December 31, 1998 and 1997, was $8.1 billion and $8.3 billion, respectively. The estimated fair value of the Utility's total long-term debt at December 31, 1998 and 1997, was $6.0 billion and $7.0 billion, respectively. The estimated fair value of long-term debt was determined based on quoted market prices, where available. Where quoted market prices were not available, the estimated fair value was determined using other valuation techniques (for example, the present value of future cash flows).

Note 9: Rate Reduction Bonds

In December 1997, PG&E Funding LLC (SPE), a special-purpose entity wholly owned by the Utility, issued $2.9 billion of rate reduction bonds to the California Infrastructure and Economic Development Bank Special Purpose Trust PG&E-1 (Trust), a special-purpose entity. The terms of the bonds generally mirror the terms of the pass-through certificates issued by the Trust. The proceeds of the rate reduction bonds were used by the SPE to purchase from the Utility the right, known as "transition property," to be paid a specified amount from a nonbypassable tariff levied on residential and small commercial customers which was authorized by the CPUC pursuant to state legislation.

   The rate reduction bonds have maturities ranging from ten months to ten years, and bear interest at rates ranging from 6.01 percent to 6.48 percent. The bonds are secured solely by the transition property and there is no recourse to the Utility or PG&E Corporation.

   At December 31, 1998, $2.6 billion of rate reduction bonds were outstanding. The combined expected principal payments on the rate reduction bonds for the years 1999 through 2003 are $290 million for each year.

   The estimated fair value of the rate reduction bonds was $2.6 billion at December 31, 1998. The estimated fair value of the bonds was determined based on quoted market prices.

   While the SPE is consolidated with the Utility for purposes of these financial statements, the SPE is legally separate from the Utility. The assets of the SPE are not available to creditors of the Utility or PG&E Corporation, and the transition property is legally not an asset of the Utility or PG&E Corporation.

Note 10: Credit Facilities

PG&E Corporation: At December 31, 1998 and 1997, PG&E Corporation had borrowed $2,298 million and $183 million, respectively, under various credit facilities discussed below. $654 million and $80 million of these borrowings December 31, 1998 and 1997, respectively are classified as long-term debt. (See Note 8.) The weighted average interest rate on the short-term borrowings was 5.6 percent and
6.9 percent for 1998 and 1997, respectively. The carrying amount of short-term borrowings approximates fair value.

   PG&E Corporation maintains two $500 million revolving credit facilities. One expires in November 1999 and the other in 2002. The facility expiring in November 1999 may be extended annually for additional one-year periods upon agreement between PG&E Corporation and the lending institutions. These credit facilities are used to support PG&E Corporation's commercial paper program and other liquidity needs. At December 31, 1998, PG&E Corporation had $683 million of commercial paperoutstanding supported by these facilities. No amounts were outstanding at December 31, 1997.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Utility: The Utility maintains a $1 billion revolving credit facility which expires in 2002. The facility may be extended annually for additional one-year periods upon agreement between the Utility and the banks. At December 31, 1998, the Utility had $567 million of commercial paper outstanding and $101 million of bank notes outstanding. No amounts were outstanding at December 31, 1997.

Wholesale and Retail Unregulated Business Operations: USGen has $1,675 million in revolving credit facilities, of which $575 million is specifically related to its New England operations. The $575 million line is comprised of a $100 million facility, expiring in 2003, and a $475 million facility, used to execute a sale leaseback transaction and subsequently cancelled. As of December 31, 1998, no amounts were outstanding under these facilities. The remaining facility is a $1.1 billion revolving credit agreement comprised of two $550 million facilities, one of which expires in 2003, and the other of which expires in August 1999. As of December 31, 1998, the long-term facility has a $540 million eurodollar loan drawn on it, and it also supports $10 million of outstanding commercial paper. Both are classified as noncurrent debt in the consolidated balance sheet. (See Note 8.) As of December 31, 1998, the short-term facility supported $223 million in outstanding commercial paper, which had a weighted average rate of 5.6 percent.

   PG&E GT NW maintains a $200 million revolving credit facility which expires in the year 2000. At December 31, 1998 and 1997, PG&E GT NW had outstanding commercial paper balances of $104 mil-lion and $80 million, respectively, supported by this revolving facility. These balances were classified as noncurrent debt in the consolidated balance sheet. (See Note 8.)

   PG&E GTThad $70 million and $100 million of outstanding short-term bank borrowings related to two separate credit facilities at December 31, 1998 and 1997, respectively. These lines are cancelable upon demand and bear interest at each respective bank's quoted money market rate. The borrowings are unsecured and unrestricted as to use.

Note 11: Nuclear Decommissioning

   Decommissioning of the Utility's nuclear power plants is scheduled to begin in 2015 with scheduled completion in 2034. Nuclear decommissioning means to safely remove nuclear facilities from service and reduce residual radioactivity to a level that permits termination of the Nuclear Regulatory Commission license and release of the property for unrestricted use.

   The estimated total obligation for nuclear decommissioning costs, based on a 1997 site study, is $1.5 billion in 1998 dollars (or $5.1 billion in future dollars). This estimate assumes after-tax earnings on the tax-qualified and nontax-qualified decommissioning funds of 6.16 percent and 5.21 percent, respectively, as well as a future annual escalation rate of 5.5 percent for decommissioning costs. The decommissioning cost estimates are based on the plant location and cost characteristics for the Utility's nuclear plants. Actual decommissioning costs are expected to vary from this estimate because of changes in assumed dates of decommissioning, regulatory requirements, technology, and costs of labor, materials, and equipment. The estimated total obligation is being recognized proportionately over the license of each facility.

   For the years ended December 31, 1998, 1997, and 1996, nuclear decommissioning costs recovered in rates were $33 million per year, respectively. Based on the 1997 site study, the amount proposed to be recovered in rates in 1999 and annually, until the commencement of decommissioning, is $33 million. This amount is currently under review in the Utility's 1999 General Rate Case and will continue to be reviewed in future nuclear decommissioning cost triennial proceedings.

   At December 31, 1998, the total nuclear decommissioning obligation accrued was $1.2 billion and is included in the balance sheet classification of accumulated depreciation and decommissioning. Decommissioning costs recovered in rates are placed in external trust funds. These funds along with accumulated earnings will be used exclusively for decommissioning and cannot be released from the trust funds until authorized by the CPUC.

   The following table provides a summary of amortized cost and fair value, based on quoted market prices, of these nuclear decommissioning funds:


Year ended December 31,              Maturity Dates     1998    1997
-----------------------------------------------------------------------
(in millions)
Amortized cost
    U.S. government and
      agency issues                       1999-2028    $ 379    $ 422
    Equity securities                            --      246      257
    Municipal bonds and other             1999-2030      164       70
Gross unrealized holding gains                           394      287
Gross unrealized holding losses                          (11)     (12)
-----------------------------------------------------------------------
Fair value (net, of tax)                              $1,172   $1,024
                                                    ===================

   The proceeds received from sales of securities were $1.4 billion in each year in 1998 and 1997. The gross realized gains on sales of securities held as available-for-sale were $52 million and $40 million, in 1998 and 1997, respectively, and the gross realized losses on sales of securities held as available-for-sale were $39 million and $24 million, in 1998 and 1997, respectively. The cost of debt and equity securities sold is determined by specific identification.

   Under the Nuclear Waste Policy Act of 1982, the Department of Energy (DOE) is responsible for the permanent storage and disposal of spent nuclear fuel. The Utility has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from the Utility's nuclear power facilities. The DOE's current estimate for an available site to begin accepting physical possession of the spent nuclear fuel is 2010. At the projected level of operation for Diablo Canyon, the Utility's facilities are sufficient to store on-site all spent fuel produced through approximately 2006. It is likely that an interim or permanent DOE storage facility will not be available for Diablo Canyon's spent fuel by 2006. The Utility is examining options for providing additional temporary spent fuel storage at Diablo Canyon or other facilities, pending disposal or storage at a DOE facility.

Note 12: Employee Benefit Plans

Several of PG&E Corporation's subsidiaries provide noncontributory defined benefit pension plans for their employees. In addition, these subsidiaries provide contributory defined benefit medical plans for certain retired employees and their eligible dependents and noncontributory defined benefit life insurance plans for certain retired employees (referred to collectively as other benefits). For both pension and other benefit plans, the Utility's plan represents substantially all of the plan assets and the benefit obligation. Therefore, all descriptions and assumptions are based on the Utility's plan. The schedules below aggregate all of PG&E Corporation's plans.

    The following schedule reconciles the plans' funded status (the difference between fair value of plan assets and the benefit obligation) to the prepaid or accrued benefit cost recorded on the consolidated balance sheet:

                                                                                           Pension Benefits        Other Benefits
                                                                                          ------------------   -------------------
December 31,                                                                                1998      1997       1998     1997
----------------------------------------------------------------------------------------------------------------------------------
(in millions)
Change in benefit obligation
Benefit obligation at January 1                                                           $(4,457)   $(4,231)   $(907)   $(921)
Service cost for benefits earned                                                             (108)      (102)     (19)     (22)
Interest cost                                                                                (334)      (315)     (64)     (64)
Plan amendments                                                                                 1        (47)      --       --
Special term benefits                                                                          --        (11)      --      (15)
Actuarial gain (loss)                                                                        (321)        16      (36)      63
Benefits and expenses paid                                                                    242        233       77       52
--------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at December 31                                                          (4,977)    (4,457)    (949)    (907)

Change in plan assets
Fair value of plan assets at January 1                                                      6,419     5,526       823      669
Actual return on plan assets                                                                  919     1,139       173      144
Company contributions                                                                          27         2        18       48
Plan participant contribution                                                                  --        --        13       11
Benefits and expenses paid                                                                   (261)     (248)      (76)     (49)
--------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at December 31                                                    7,104     6,419       951      823

Plan assets in excess of benefit obligation                                                 2,127     1,962         2      (84)
(Benefit obligation in excess of plan assets)
Unrecognized prior service cost                                                               104       121        19       20
Unrecognized net loss (gain)                                                               (2,025)   (2,133)     (430)    (375)
Unrecognized net transition obligation                                                         79        93       366      393
--------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                                                            $   285    $   43      $(43)    $(46)
                                                                                       =========================================

  The Utility's share of the plan's assets in excess of the benefit obligation for pensions in 1998 and 1997 was $2,134 million and $2,003 million, respectively. The Utility's share of the prepaid (accrued) benefit cost for the pensions in 1998 and 1997 was $301 million and $60 million, respectively.

   The plan assets of the Utility exceeded its share of the benefit obligation for other benefits by $24 million in 1998. In 1997, the Utility's share of the benefit obligation in excess of the plan assets was $64 million. The Utility's share of the accrued benefit liability for other benefits in 1998 and 1997 was $26 million and $29 million, respectively.

   Unrecognized prior service costs and the net gains are amortized on a straight-line basis over the average remaining service period of active plan participants. The transition obligations for pension benefits and other benefits are being amortized over 17.5 years from 1987.

   Net benefit income (cost) was as follows:

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           Pension Benefits                  Other Benefits
                                         --------------------             --------------------
December 31,                              1998   1997   1996               1998   1997   1996
-----------------------------------------------------------------------------------------------
(in millions)
Service cost for benefits earned          $(108) $(102)  $(101)            $(19)  $(21)  $(22)
Interest cost                              (333)  (316)   (304)             (64)   (64)   (66)
Expected return on assets                   567    486     434               73     60     49
Amortized prior service and transition
 cost                                       (26)   (22)    (23)             (28)   (28)   (28)
Actuarial gain (loss) recognized            114     74      43               22     13      4
------------------------------------------------------------------------------------------------
Benefit income (cost)                     $ 214   $120     $49             $(16)  $(40)  $(63)
                                        ========================================================

   The Utility's share of the net benefit income for pensions in 1998, 1997, and 1996 was $215 million, $123 million, and $49 million, respectively.

   The Utility's share of the net benefit cost for other benefits in 1998, 1997, and 1996 was $12 million, $38 million, and $61 million, respectively.

   Net benefit income (cost) is calculated using expected return on plan assets of 9.0 percent. The difference between actual and expected return on plan assets is included in net amortization and deferral and is considered in the determination of future net benefit income (cost). In 1998, 1997, and 1996, actual return on plan assets exceeded expected return.

   In conformity with SFAS No. 71, regulatory adjustments have been recorded in the income statement and balance sheet of the Utility which reflect the difference between Utility pension income determined for accounting purposes and Utility pension income determined for ratemaking, which is based on a funding approach.

   The CPUC has also authorized the Utility to recover the costs associated with its other benefit plans for 1993 and beyond. Recovery is based on the lesser of the annual accounting costs or the annual contributions on a tax-deductible basis to the appropriate trusts.

   The following actuarial assumptions were used in determining the plans' funded status and net benefit income (cost). Year-end assumptions are used to compute funded status, while prior year-end assumptions are used to compute net benefit income (cost).

                                   Pension Benefits           Other Benefits
                                ----------------------    ----------------------
December 31,                     1998    1997    1996      1998    1997    1996
--------------------------------------------------------------------------------
Discount rate                    7.0%    7.5%     7.5%     7.0%    7.5%    7.5%
Rate of future compensation
 increases                       5.0%    5.0%     5.0%     5.0%    5.0%    5.0%
Expected long-term rate of
 return on plan assets           9.0%    9.0%     9.0%     9.0%    9.0%    9.0%


   The assumed health care cost trend rate for 1999 is approximately 9.0 percent, grading down to an ultimate rate in 2005 of approximately 6.0 percent. The assumed health care cost trend rate can have a significant effect on the amounts reported for health care plans. A one percentage point change would have the following effects:

                                                                              1-Percentage-     1-Percentage-
(in millions)                                                                 Point Increase    Point Decrease
----------------------------------------------------------------------------------------------------------------
Effect on total service and interest
 cost components                                                                   $  8              $ (7)
Effect on postretirement benefit obligation                                        $ 79              $(72)

Long-term Incentive Program: PG&E Corporation maintains a Long-term Incentive Program (Program) which provides for grants of stock options to eligible participants with or without associated stock appreciation rights and dividend equivalents. As of December 31, 1998, 24.5 million shares of common stock have been authorized for award under the program with 10,844,471 shares still available under this plan. At December 31, 1998, stock options on 11,225,564 shares, granted at option prices ranging from $21.125 to $34.25, were outstanding, of which 2,440,008 were exercisable. In 1998, 6,367,100 options were granted at an average option price of $30.52, for an approximate value of $24,258,651 using the Black-Scholes valuation method.

   Outstanding stock options expire ten years and one day after the date of grant and become exercisable on a cumulative basis at one-third each year commencing two years from the date of grant. In 1998, 1997, and 1996, stock options on 710,271; 235,315; and 72,960 shares, respectively, were exercised at option prices ranging from $16.75 to $34.25. In addition, on January 4, 1999, PG&E Corporation granted 6,173,500 options at $30.9375, the then current market price.

Note 13: Income Taxes

The significant components of income tax expense were:

                                      PG&E Corporation                Utility
                                    --------------------      --------------------
Year ended December 31,              1998   1997   1996        1998   1997   1996
-----------------------------------------------------------------------------------
(in millions)
Current                           $677   $ 707   $ 705        $ 886   $ 791   $ 705
Deferred                           (52)   (119)   (132)        (201)   (142)   (132)
Tax credits-net                    (55)    (40)    (18)         (56)    (40)    (18)
-----------------------------------------------------------------------------------
Total income tax expense          $570   $ 548   $ 555        $ 629   $ 609   $ 555
                                  =================================================

The significant components of net deferred income tax liabilities were:

                                                                                               PG&E Corporation        Utility
December 31,                                                                                    1998      1997      1998      1997
-----------------------------------------------------------------------------------------------------------------------------------
(in millions)
Deferred income tax assets                                                                    $  1,219   $1,108     $ 843    $ 96
-----------------------------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
    Regulatory balancing accounts                                                                   43      311        40     311
    Plant in service                                                                             3,722    3,621     2,930   3,144
    Income tax regulatory asset                                                                    391      430       381     420
    Other                                                                                          968      924       555     540
-----------------------------------------------------------------------------------------------------------------------------------

Total deferred income tax liabilities                                                            5,124    5,286     3,906   4,415
-----------------------------------------------------------------------------------------------------------------------------------

Total net deferred income taxes                                                                 $3,905   $4,178    $3,063  $3,453
                                                                                           ========================================

Classification of net deferred income taxes:
    Included in current liabilities                                                             $   44   $  149    $    3  $  149
    Included in noncurrent liabilities                                                           3,861    4,029     3,060   3,304
Total net deferred income taxes                                                                 $3,905   $4,178    $3,063  $3,453
                                                                                           ========================================


   The differences between income taxes and amounts determined by applying the federal statutory rate to income before income tax expense were:

                                                                       PG&E Corporation                Utility
                                                                 ---------------------------     ----------------------
Year ended December 31,                                           1998       1997      1996       1998    1997   1996
-----------------------------------------------------------------------------------------------------------------------
Federal statutory income tax rate                                 35.0%      35.0%     35.0%      35.0%   35.0%  35.0%
Increase (decrease) in income tax rate resulting from:
    State income tax (net of federal benefit)                      3.3        5.3       3.8        6.6     4.6    3.7
    Effect of regulatory treatment of depreciation
     differences                                                  10.4        8.1       6.0        9.8     7.5    5.9
    Tax credits-net                                               (4.3)      (3.2)     (1.4)      (4.1)   (2.9)  (1.4)
    Effect of foreign earnings at different tax rate                .6       (2.2)       --         --      --     --
    Other-net                                                      (.8)        .3        --       (1.0)     --    (.8)
------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                44.2%      43.3%     43.4%      46.3%   44.2%  42.4%
                                                               =========================================================

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Historically, the benefits of certain temporary differences have been utilized to reduce the Utility's customers rates. Accordingly, a regulatory asset has been recorded reflecting the pre-tax amount that will be recovered from customers as the temporary difference reverses. In connection with the California electric restructuring plan, the Utility is collecting the regulatory asset over four years.

Note 14: Commitments

Utility:
* Letters of Credit:
The Utility uses $385 million in standby letters of credit and surety bonds to secure future workers' compensation liabilities.

* Restructuring Trust Guarantees:
Tax-exempt restructuring trusts have been established to oversee the development of the operating framework for the competitive generation market in California. (See Note 2.) The CPUC has authorized California utilities to guarantee bank loans of up to $300 million to be used by the trusts for this purpose. Under this authorization, the Utility has guaranteed up to a maximum of $135 million of these loans. The bank loans will be repaid and the guarantees removed when the trusts obtain proceeds from permanent financing or rate recovery.

* Power-Purchase Contracts:
By federal law, the Utility is required to purchase electric energy and capacity provided by cogenerators and small power producers. The CPUC established a series of power-purchase contracts and set the applicable terms, conditions, price options, and eligibility requirements.

   Under these contracts, the Utility is required to make payments only when energy is supplied or when capacity commitments are met. The total cost of these payments is recoverable in rates. The Utility's contracts with these power producers expire on various dates through 2028. Total energy payments are expected to decline in the years 1999 through 2001. Total capacity payments are expected to remain at current levels during this period. Deliveries from these power producers account for approximately 23 percent of the Utility's 1998 electric energy requirements, and no single contract accounted for more than five percent of the Utility's energy needs.

   The Utility has negotiated early termination or suspension of certain power-purchase contracts. These amounts are expected to be recovered in rates and as such are reflected as deferred charges in the accompanying balance sheet. At December 31, 1998, the total discounted future payments remaining under early termination or suspension contracts is $48 million.

   The Utility also has contracts with various irrigation districts and water agencies to purchase hydroelectric power. Under these contracts, the Utility must make specified semi-annual minimum payments whether or not any energy is supplied (subject to the supplier's retention of the FERC's authorization) and variable payments for operation and maintenance costs incurred by the suppliers. These contracts expire on various dates from 2004 to 2031. These costs are also recoverable in rates. At December 31, 1998, the undiscounted future minimum payments under these contracts are $32 million for each of the years 1999 through 2003 and a total of $280 million for periods thereafter. Irrigation district and water agency deliveries in the aggregate account for approximately
7.5 percent of the Utility's 1998 electrict energy requirements.

   The amount of energy received and the total payments made under all of these power-purchase contracts were:

Year ended December 31,             1998    1997     1996
------------------------------------------------------------
(in millions)
Kilowatt-hours received            25,994  24,389   26,056
Energy payments                       943     1,157  1,136
Capacity payments                     529     538      521
Irrigation district and water
    agency payments                    53      56       52

* Natural Gas Transportation Commitments:
The Utility has long-term gas transportation service contracts with various Canadian and interstate pipeline companies. For the duration of these contracts, the Utility has agreed to pay the pipeline companies an amount each year for capacity rights on their pipelines. The amount that the Utility pays each year varies due to changes in the rates of the pipeline companies. The total amounts the Utility paid under these contracts were $113 million, $255 million, and $269 million in 1998, 1997, and 1996, respectively. These amounts include payments made by the Utility to PG&E GT of $49 million, $49 million, and $57 million in 1998, 1997, and 1996, respectively.

   The Utility's obligations related to capacity held pursuant to long-term contracts on various pipelines are as follows:

--------------------------------------------------------------------
(in millions)
1999                                                           $102
2000                                                            102
2001                                                             99
2002                                                             83
2003                                                             83
Thereafter                                                      188
--------------------------------------------------------------------
 Total                                                         $657
                                                             =======

   As a result of regulatory changes, the Utility no longer procures gas for most of its industrial and larger commercial (noncore) customers, resulting in a decrease in the Utility's need for capacity on these pipelines. Despite these changes, the Utility continues to procure gas for substantially all of its residential and smaller commercial (core) customers and its noncore customers who choose bundled service. To the extent that the Utility's current capacity holdings exceed demand for gas transportation by its customers, the Utility will continue its efforts to broker such excess capacity.

Wholesale and Retail Unregulated Business Operations:
* Power-Purchase Contracts:
As a part of the acquisition of a portfolio of electric generating assets and power supply contracts from NEES (See Note 5), NEES transferred to USGen contractual rights and duties under several power-purchase contracts with third-party independent power producers, which in the aggregate provide for approximately 800 MW of capacity. Under the transfer agreement, USGen is required to pay to NEES amounts due to the third-party power producers under the power-purchase contracts. USGen's payment obligations to NEES are reduced by NEES's monthly payment obligation, which equals, in the aggregate, approximately $1.1 billion, payable in monthly installments from September 1998 through January 2008. In certain circumstances, NEES, with the consent of USGen, will make a full or partial lump-sum accelerated payment of the monthly payment obligation to such party as USGen may direct. The approximate dollar obligations under these agreements are as follows:

--------------------------------------------------------------------
(in millions)
1999                                                        $  261
2000                                                           272
2001                                                           263
2002                                                           238
2003                                                           217
Thereafter                                                   2,024
--------------------------------------------------------------------
 Total                                                      $3,275
                                                           =========

* Natural Gas Transportation Commitments:
As a part of the acquisition of a portfolio of electric generating assets and power supply contracts from NEES (See Note 5), NEES transferred to USGen four natural gas purchase agreements with contract expirations ranging from October 2008 to October 2013, as well as eleven natural gas transportation contracts with contract expirations ranging from October 2006 to October 2014. The approximate dollar obligations under the natural gas transportation agreements are as follows:

(in millions)
1999                                                         $ 58
2000                                                           58
2001                                                           58
2002                                                           58
2003                                                           57
Thereafter                                                    465
--------------------------------------------------------------------
 Total                                                       $754
                                                            ========

* Standard Offer Agreements:
As a part of the acquisition of a portfolio of electric generating assets and power supply contracts from NEES (See Note 5), USGen entered into agreements to supply the electric capacity and energy necessary for NEES to meet its obligations to provide standard offer service. The agreements to provide standard offer service range in length from 6 to 11 years. The price per MW hour is standard for all agreements. The approximate dollar obligations under the agreements are as follows:

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


--------------------------------------------------------------------
(in millions)
1999                                                        $  788
2000                                                           767
2001                                                           712
2002                                                           483
2003                                                           345
Thereafter                                                     302
--------------------------------------------------------------------
 Total                                                      $3,397
                                                          ==========

Note 15: Contingencies

Nuclear Insurance: The Utility has insurance for property damage and business interruption losses as a member of Nuclear Electric Insurance Limited (NEIL). Under this insurance, if a nuclear generating facility suffers a loss due to a prolonged accidental outage, then the Utility may be subject to maximum retrospective assessments of $17 million (property damage) and $5 million (business interruption), in each case per policy period, in the event losses exceed the resources of NEIL.

   The Utility has purchased primary insurance of $200 million for public liability claims resulting from a nuclear incident. The Utility has secondary financial protection which provides an additional $9.6 billion in coverage, which is mandated by federal legislation. It provides for loss sharing among utilities owning nuclear generating facilities if a costly incident occurs. If a nuclear incident results in claims in excess of $200 million, then the Utility may be assessed up to $176 million per incident, with payments in each year limited to a maximum of $20 million per incident.

Environmental Remediation: The Utility may be required to pay for environmental remediation at sites where the Utility has been or may be a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) or the California Hazardous Substance Account Act. These sites include former manufactured gas plant sites, power plant sites, and sites used by the Utility for the storage or disposal of potentially hazardous materials. Under CERCLA, the Utility may be responsible for remediation of hazardous substances even if the Utility did not deposit those substances on the site.

   The Utility records a liability when site assessments indicate remediation is probable and a range of reasonably likely cleanup costs can be estimated. The Utility reviews its remediation liability quarterly for each identified site. The liability is an estimate of costs for site investigations, remediation, operations and maintenance, monitoring, and site closure. The remediation costs also reflect: (1) current technology, (2) enacted laws and regulations, (3) experience gained at similar sites, and (4) the probable level of involvement and financial condition of other potentially responsible parties. Unless there is a better estimate within this range of possible costs, the Utility records the lower end of this range.

   The cost of the hazardous substance remediation ultimately undertaken by the Utility is difficult to estimate. A change in the estimate may occur in the near term due to uncertainty concerning the Utility's responsibility, the complexity of environmental laws and regulations, and the selection of compliance alternatives. The Utility had an accrued liability of $296 million and $232 million at December 31, 1998 and 1997, respectively, for hazardous waste remediation costs at identified sites, including divested fossil-fueled power plants.

   Environmental remediation at identified sites may be as much as $487 million if, among other things, other potentially responsible parties are not financially able to contribute to these costs or further investigation indicates that the extent of contamination or necessary remediation is greater than anticipated. The Utility estimated this upper limit of the range of costs using assumptions least favorable to the Utility, based upon a range of reasonably possible outcomes. Costs may be higher if the Utility is found to be responsible for cleanup costs at additional sites or expected outcomes change.

   Of the $296 million liability, discussed above, the Utility has recovered $104 million and expects to recover another $160 million in future rates. Additionally, the Utility mitigates its cost by seeking recovery of its costs from insurance carriers and from other third parties as appropriate.

Legal Matters:
* Chromium Litigation:
Several civil suits are pending against the Utility in California state courts. The suits seek an unspecified amount of compensatory and punitive damages for alleged personal injuries and, in some cases, property damage, resulting from alleged exposure to chromium in the vicinity of the Utility's gas compressor stations at Hinkley, Kettleman, and Topock, California. Two of these suits also name PG&E Corporation as a defendant. Currently, there are claims pending on behalf of approximately 2,300 individuals.

   The Utility is responding to the suits and asserting affirmative defenses. The Utility will pursue appropriate legal defenses, including statute of limitations or exclusivity of workers' compensation laws, and factual defenses, including lack of exposure to chromium and the inability of chromium to cause certain of the illnesses alleged.

   PG&E Corporation believes that the ultimate outcome of these matters will not have a material impact on its or the Utility's financial position or results of operations.

* Texas Franchise Fee Litigation:
In connection with PG&E Corporation's acquisition of Valero Energy Corporation, now known as PG&E GTT, PG&E GTT succeeded to the litigation described below.

   PG&E GTT and various of its affiliates are defendants in at least two class action suits and five separate suits filed by various Texas cities. Generally, these cities allege, among other things, that: (1) owners or operators of pipelines occupied city property and conducted pipeline operations without the cities' consent and without compensating the cities; and (2) the gas marketers failed to pay the cities for accessing and utilizing the pipelines located in the cities to flow gas under city streets. Plaintiffs also allege various other claims against the defendants for failure to secure the cities' consent. Damages are not quantified.

   In 1998, a jury trial was held in the separate suit brought by the City of Edinburg (the City). This suit involved, among other things, a particular franchise agreement entered into by a former subsidiary of PG&E GTT (now owned by Southern Union Gas Company (SU)) and the City and certain conduct of the defendants.

   On December 1, 1998, based on the jury verdict, the court entered a judgment in the City's favor, and awarded damages of $5.3 million, and attorneys' fees of up to $3.5 million plus interest. The court found that various PG&E GTT and SU defendants were jointly and severally liable for $3.3 million of the damages and all the attorneys' fees. Certain PG&E GTT subsidiaries were found solely liable for $1.4 million of the damages. The court did not clearly indicate the extent to which the PG&E GTT defendants could be found liable for the remaining damages. The PG&E GTT defendants intend to appeal the judgment.

   PG&E Corporation believes that the ultimate outcome of these matters could have a material adverse impact on its financial position or results of operations.

Note 16: Segment Information

PG&E Corporation's reportable operating segments provide different products and services and are subject to different forms of regulation or jurisdictions. The accounting policies of the reportable operating segments are the same as those described in Note 1. PG&E Corporation's reportable segments are des-cribed below.

Utility: PG&E Corporation's Northern and Central California energy utility subsidiary, Pacific Gas and Electric Company, provides natural gas and electric service to one of every 20 Americans.

Wholesale Unregulated Business Operations: PG&E Corporation's wholesale unregulated business operations consist of USGen which develops, builds, operates, owns, and manages power generation facilities that serve wholesale and industrial customers; PG&EGT which operates approximately 9,000 miles of natural gas pipelines, natural gas storage facilities, and natural gas processing plants in the Pacific Northwest and Texas; and PG&EET which purchases and resells energy commodities and related financial instruments in major North American markets, serving PG&E Corporation's other unregulated businesses, unaffiliated utilities, and large end-use customers.

Retail Unregulated Business Operations: PG&ECorporation's retail unregulated business operations consist of PG&E ES which provides competitively priced electricity, natural gas, and related services to lower overall energy costs

   Segment information for the years 1998, 1997, and 1996 was as follows:

                                                                  Wholesale                 Retail
                                                    -------------------------------------  ---------
                                                                   PG&E ET
                                                            --------------------                       Corp. &    Elimi-
                                        Utility   USGen/(5)/   NW     TEXAS/(5)/   PG&E ET  PG&E ES   Other/(2)/  nations   Total
------------------------------------------------------------------------------------------------------------------------------------

(in millions)
1998
Operating revenues                       $ 8,919   $  645    $  185      $1,640    $8,183    $365      $  8      $  (3)     $19,942
Intersegment revenues/(1)/                     5        4        52         301       326      14        --       (702)          --
------------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                   8,924      649       237       1,941     8,509     379         8       (705)      19,942
------------------------------------------------------------------------------------------------------------------------------------

Depreciation, amortization and
    decommissioning                        1,438       52        39          65         5       7         3         --        1,609
Interest expense/(3)/                       (621)     (43)      (43)        (77)       (7)     (1)      (30)        40         (782)
Other income (expense)                        76       18         3          13         5      (1)       (6)       (44)          64
Income taxes/(4)/                            629       28        31         (47)      (17)    (41)      (13)        --          570
Net income                                   702      106        65         (71)       (6)    (52)      (18)        (7)         719
Capital expenditures                       1,396       98        49          39        12      38         1         --        1,633
Total assets at year-end                 $22,950   $3,844    $1,169      $2,655    $2,555  $  202    $  601      $(742)     $33,234

1997
Operating revenues                       $ 9,495   $  148    $  186      $  800    $4,613  $  145     $  13      $  --      $15,400
Intersegment revenues/(1)/                    --       --        47         204       195      --        --       (446)          --
------------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                   9,495      148       233       1,004     4,808     145        13       (446)      15,400
------------------------------------------------------------------------------------------------------------------------------------

Depreciation, amortization and
    decommissioning                        1,748       19        38          33         3       1        10         --        1,852
Interest expense/(3)/                       (570)      (5)      (41)        (26)       (2)     (1)      (32)        12         (665)
Other income (expense)                        83      (25)        1          13         3      --       138        (12)         201
Income taxes/(4)/                            609      (17)       26          (8)      (12)    (17)      (33)        --          548
Net income                                   735      (41)       40         (24)      (19)    (29)       54         --          716
Capital expenditures                       1,529       23        34          45         5      15        50         --        1,701
Total assets at year-end                 $25,147     $989    $1,208      $2,800    $1,452     $60      $370      $(911)     $31,115

1996
Operating revenues                       $ 8,989     $105    $  206      $   --    $  283     $--      $27       $ --       $ 9,610
Intersegment revenues/(1)/                    --       --        58          --        --      --       --        (58)           --
------------------------------------------------------------------------------------------------------------------------------------

Total operating revenues                   8,989      105       264          --       283      --       27        (58)        9,610
------------------------------------------------------------------------------------------------------------------------------------

Depreciation, amortization and
 decommissioning                           1,177       12        32          --        --      --        1         --         1,222
Interest expense/(3)/                       (600)      (7)      (45)         --        --      --       20         --          (632)
Other income (expense)                        20        9        (4)         --        --      --      (12)        --            13
Income taxes/(4)/                            526       (6)       31          --        --      --        4         --           555
Net income                                   706       (6)       50          --        --      --      (28)        --           722
Capital expenditures                       1,231       --       173          --        --      --       --         --         1,404
Total assets at year-end                 $23,567     $881    $1,772         $--       $--     $--     $205      $(188)      $26,237


/(1)/ Intersegment electric and gas revenues are recorded at market prices, which for the Utility and PG&E GT NW are tariffed rates prescribed by the CPUC and FERC, respectively.
/(2)/ Assets of PG&E Corporation are included in the Other column exclusive of investment in its subsidiaries.
/(3)/ Net interest expense incurred by PG&E Corporation is allocated to the segments using specific identification.
/(4)/ Income tax expense for the Utility is computed on a stand-alone basis. The balance of the consolidated income tax provision is allocated among the unregulated wholesale and retail segments.
/(5)/ Income from equity-method investees for 1998, 1997, and 1996 was $113 million, $41 million, and $36 million, respectively, for USGen, and $3 million and $2 million, respectively, for PG&E GT Texas.

               QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

Quarter ended                                     December 31   September 30    June 30     March 31
-------------------------------------------------------------------------------------------------------
(in millions, except per share amounts)
1998
PG&E Corporation
Operating revenues                                     $5,495     $5,307     $4,787      $4,353
Operating income                                          456        529        557         465
Net income                                                196        210        174         139
Earnings per common share, basic and diluted              .51        .55        .46         .36
Dividends declared per common share                       .30        .30        .30         .30
Common stock price per share
      High                                              35.00      33.38      33.19       33.19
      Low                                               30.44      30.06      30.13       29.38
Utility
Operating revenues                                     $2,218     $2,563     $2,117      $2,026
Operating income                                          443        513        494         426
Income available for common stock                         169        199        186         148
1997
PG&E Corporation
Operating revenues                                     $4,889     $4,063     $3,083      $3,365
Operating income                                          265        628        371         464
Net income                                                 94        257        193         172
Earnings per common share, basic and diluted              .22        .62        .49         .42
Dividends declared per common share                       .30        .30        .30         .30
Common stock price per share
      High                                              30.94      24.94      25.00       24.25
      Low                                               23.00      22.69      22.38       20.88
Utility
Operating revenues                                     $2,401     $2,541     $2,279      $2,274
Operating income                                          390        626        370         445
Income available for common stock                         180        269        122         164

                    REPORT OF INDEPENDENT PUBLIC ACCOUTANTS

To the Shareholders and the Board of Directors of PG&E Corporation and Pacific Gas and Electric Company:

We have audited the accompanying consolidated balance sheets of PG&E Corporation (a California corporation) and subsidiaries and Pacific Gas and Electric Company (a California corporation) and subsidiaries as of December 31, 1998, and 1997, and the related statements of consolidated income, cash flows, and common stock equity of PG&E Corporation and subsidiaries and the related statements of consolidated income, cash flows and common stock equity, preferred stock and preferred securities of Pacific Gas and Electric Company and subsidiaries for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the management of PG&E Corporation and Pacific Gas and Electric Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal l financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of PG&E Corporation and subsidiaries, and of Pacific Gas and Electric Company and subsidiaries, as of December 31, 1998, and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
San Francisco, California
February 8, 1999



             RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS


At both PG&E Corporation and Pacific Gas and Electric Company (the Utility) management is responsible for the integrity of the accompanying consolidated financial statements. These statements have been prepared in accordance with generally accepted accounting principles. Management considers materiality and uses its best judgment to ensure that such statements reflect fairly the financial position, results of operations, and cash flows of PG&E Corporation and the Utility.

   PG&E Corporation and the Utility maintain systems of internal controls supported by formal policies and procedures which are communicated throughout PG&E Corporation and the Utility. These controls are adequate to provide reasonable assurance that assets are safeguarded from material loss or unauthorized use and that necessary records are produced for the preparation of consolidated financial statements. There are limits inherent in all systems of internal controls, based on recognition that the costs of such systems should not exceed the benefits to be derived. PG&E Corporation and the Utility believe that their systems of internal control provide this appropriate balance. PG&E Corporation management also maintains a staff of internal auditors who evaluate the adequacy of, and assess the adherence to, these controls, policies, and procedures for all of PG&E Corporation, including the Utility.

   Both PG&E Corporation's and the Utility's consolidated financial statements have been audited by Arthur Andersen LLP, PG&E Corporation's independent public accountants. The audit includes a review of the internal accounting controls and performance of other tests necessary to support an opinion. The auditors' report contains an independent informed judgment as to the fairness, in all material respects, of reported results of operations and financial position.

   The Audit Committee of the Board of Directors for PG&E Corporation meets regularly with management, internal auditors, and Arthur Andersen LLP, jointly and separately, to review internal accounting controls and auditing and financial reporting matters. The internal auditors and Arthur Andersen LLP have free access to the Audit Committee, which consists of five outside directors. The Audit Committee has reviewed the financial data contained in this report.

   PG&E Corporation and the Utility are committed to full compliance with all laws and regulations and to conducting business in accordance with high standards of ethical conduct. Management has taken the steps necessary to ensure that all employees and other agents understand and support this commitment. Guidance for corporate compliance and ethics is provided by an officers' Ethics Committee and by a Legal Compliance and Business Ethics organization. PG&E Corporation and the Utility believe that these efforts provide reasonable assurance that each of their operations is conducted in conformity with applicable laws and with their commitment to ethical conduct.

70