Form 10-K/A, Exhibit 13
period 2002-12-31
PG&E CORP
filed 2003-03-06
CIK 1004980

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

Credit Facility Summary:

PG&E NEG has the following credit facilities outstanding at January 31, 2003:

(in millions)	Total Bank Commitment	Balance

PG&E NEG Inc. – Tranche A (2 year facility) (a)	$264	$264
PG&E NEG Inc. – Tranche B (364 day facility) (a)	431	431
PG&E ETH and Subsidiaries – Facility One	35	34
PG&E ETH and Subsidiaries – Facility Two	19	19
PG&E Generating LLC	7	7
USGen New England	100	88
PG&E GTC and Subsidiaries	125	53

Total	$981	$896

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

Operating Activities

Results from the Utility's consolidated cash flows from operating activities for the years ended 2002, 2001, and 2000 are as follows:

(in millions)	Year Ended December 31,

	2002	2001	2000
Net income (loss)	$1,819	$1,015	$(3,483)
Depreciation, amortization, and decommissioning included in net income	1,193	896	3,511
Reversal of ISO accrual included in net income	(970)	–	–
Increase in accounts payable	198	1,312	3,063
Payments authorized by the Bankruptcy Court on amounts classified as liabilities subject to compromise	(1,442)	(16)	–
(Increase) Decrease in income taxes receivable	(50)	1,120	(1,120)
Other operating activity adjustments	386	438	(1,416)

Net cash provided by operating activities	$1,134	$4,765	$555

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

The significant changes in pre-tax income for both years ended December 31, 2002 and 2001, when compared to prior year are summarized in the table below:

(in millions)	2002	2001

PG&E Corporation
Interest expense	(163)	(87)
Other income	79	(1)
Utility
Electric revenues	852	472
Natural gas revenues	(800)	353
Cost of electricity	1,292	3,967
Deferred electric procurement costs	–	(6,465)
Cost of natural gas	878	(407)
Operating and maintenance	(432)	302
Depreciation amortization and decommissioning	(297)	2,615
Provision for loss on generation-related regulatory assets and under-collected power costs	–	6,939
Reorganization fees and expenses	(58)	(97)
Interest and other income	(49)	(431)
Interest expense	(582)	(2,750)
PG&E NEG
Revenues	155	(1,207)
Cost of revenues	(197)	1,217
Impairments, write-offs, and other charges	(2,767)	–
Operating expenses	(61)	(146)
Cumulative effect of change in accounting principle	(70)	9
Discontinued operations	(1,244)	48

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

Operating Revenues

PG&E NEG's operating revenues were $2.1 billion for the year ended 2002, an increase of $155 million from the year ended 2001. These revenue increases occurred primarily in PG&E NEG's Energy segment principally due to new generation plants coming on line within the wholesale energy business. The principal drivers in the increase in PG&E NEG's Interstate Pipeline Operation (Pipeline) segment's operating revenues, which increased $7 million, were due to the North Baja pipeline commencing operations and PG&E GTN contract termination settlements. These operating revenue increases in the Pipeline segment were slightly offset by weak pricing fundamentals on gas transportation to the California and Pacific Northwest gas markets compared to the same period last year.

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

A valuation allowance of $97 million associated with state tax benefits was recorded in continuing operations. In addition, a valuation allowance of $87 million associated with state tax benefits was recorded in discontinued operations.

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

PG&E NEG's amortization expense on intangible assets was $7 million in 2002, $3 million in 2001, and $4 million in 2000. The Utility's amortization expense of intangible assets was $3 million in 2002, $2 million in 2001, and $2 million in 2000.

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

As of December 31, 2002, scheduled maturities of PG&E NEG debt in default and long-term debt were as follows:

(in millions)

Three months ended March 31, 2003	$1,431
Three months ended June 30, 2003	–
Three months ended September 30, 2003	42
Three months ended December 31, 2003	2,757

Total debt in default	$4,230

2003	92
2004	3
2005	310
2006	52
2007	4
Thereafter	261

Total Long-term debt	$722

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

The effects on pre-tax earnings of non-trading activities that are reflected in income on a mark-to-market basis are as follows:

(in millions)	Year Ended December 31,

	2002	2001
Ineffective portion of cash flow hedges	$(2)	$—
Earnings from discontinued cash flow hedges	(203)	—
Non-trading derivatives marked-to-market through earnings	(78)	19

Total	$(283)	$19

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

The following table sets forth summarized financial information of PG&E NEG's investments in affiliates accounted for under the equity method for the years ended December 31, 2002, 2001, and 2000:

(in millions)	Year Ended December 31,

Statement of Operations Data	2002	2001	2000
Revenues	$1,141	$1,150	$1,252
Income From Operations	418	482	491
Earnings Before Taxes	341	295	197
Equity in earnings from affiliates	48	79	65
	As of December 31,
Balance Sheet Data	2002	2001
Current assets	$309	$306
Noncurrent assets	3,846	3,567

Total Assets	$4,155	$3,873

Current liabilities	$788	$274
Noncurrent liabilities	2,613	3,074
Equity	754	525

Total Liabilities and Equity	$4,155	$3,873

The reconciliation of the PG&E NEG's share of equity to investment balance is as follows:

(in millions)	As of December 31,

	2002	2001
PG&E NEG's share of equity	$95	$112
Purchase premium over book value	126	131
Lease receivables and other investments	182	171

Investments in unconsolidated affiliates	$403	$414

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

NOTE 15:    INCOME TAXES

The significant parts of income tax (benefit) expense for continuing operations were:

(in millions)	PG&E Corporation			Utility

	Year Ended December 31,
	2002	2001	2000	2002	2001	2000
Current	$478	$967	$(1,284)	$838	$902	$(1,224)
Deferred	(510)	(393)	(780)	351	(267)	(891)
Tax credits, net	(11)	(39)	(39)	(11)	(39)	(39)

Income tax (benefit) expense	$(43)	$535	$(2,103)	$1,178	$596	$(2,154)

The following details net deferred income tax liabilities:

(in millions)	PG&E Corporation		Utility

	Year ended December 31,
	2002	2001	2002	2001
Deferred income tax assets:
Customer advances for construction	$318	$252	$318	$252
Unamortized investment tax credits	105	110	105	110
Reserve for damages	268	254	268	254
Environmental reserve	162	161	162	161
ISO energy purchases	–	353	–	353
Impairments	1,162	–	–	–
Other	244	336	79	217

Total deferred income tax assets	$2,259	$1,466	$932	$1,347

Deferred income tax liabilities:
Regulatory balancing accounts	$175	$369	$175	369
Property related basis differences	2,220	2,085	1,778	1,665
Income tax regulatory asset	134	83	134	83
Other	517	481	325	323

Total deferred income tax liabilities	3,046	3,018	2,412	2,440

Total net deferred income taxes liabilities	787	1,552	1,480	1,093

Classification of net deferred income taxes liabilities:
Included in current liabilities	4	73	(5)	65
Included in noncurrent liabilities	783	1,479	1,485	1,028

Total net deferred income taxes liabilities	$787	$1,552	$1,480	$1,093

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

Guarantees

PG&E NEG and certain subsidiaries have provided guarantees to approximately 232 counterparties in support of PG&E ET's energy trading and non-trading activities related to PG&E NEG's merchant energy portfolio in the face amount of $2.7 billion. Typically, the overall exposure under these guarantees is only a fraction of the face value of these guarantees, since not all counterparty credit limits are fully used at any time. As of December 31, 2002, PG&E NEG and its rated subsidiaries' aggregate exposure under these guarantees was approximately $83 million. The amount of such exposure varies daily depending on changes in market prices and net changes in position. In light of the downgrades, some counterparties have sought and others may seek replacement security to collateralize the exposure guaranteed by PG&E NEG and its various subsidiaries. PG&E GTN and PG&E ET have terminated the arrangements pursuant to which PG&E GTN provided guarantees on behalf of PG&E ET such that PG&E GTN will provide no new guarantees on behalf of PG&E ET.

At December 31, 2002, PG&E ET's estimated exposure not covered by a guarantee (excluding exposure under tolling agreements) is approximately $94 million.

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

As a result of the EPA Information Request and environmental regulatory initiatives by the Commonwealth of Massachusetts, USGenNE is exploring ways to achieve significant reductions of sulfur dioxide and nitrogen oxide emissions. Additional requirements for the control of mercury and carbon dioxide emissions also will be forthcoming as part of these regulatory initiatives. Management believes that USGenNE would meet these requirements through installation of controls at the Brayton Point and Salem Harbor plants and estimates that capital expenditures on these environmental projects could approximate $348 million over the next four years. To date, PG&E NEG has incurred expenditures related to these projects of $15.7 million. These estimates are currently under review and it is possible that actual expenditures may be higher. Based on an emission control plan filed for Brayton Point under the regulations implementing these initiatives, the Massachusetts Department of Environmental Protection (DEP) ruled that Brayton Point is required to meet the newer, more stringent emission limitations for sulfur dioxide and nitrogen oxide by 2006. The DEP has ruled that Salem Harbor must satisfy these limitations by 2004. Although it is USGenNE's current intention to appeal DEP's ruling that Salem Harbor must comply with the new regulations by 2004, in the absence of a successful appeal of the DEP's ruling, the compliance date for Salem Harbor remains October 2004. USGenNE will not be able to operate Salem Harbor unless it is in compliance with these emission limitations. PG&E NEG believes that it is impossible to meet the October 2004 deadline. Therefore, it may not be able to operate the facility after that deadline.

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